FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

(FreeTranslation into English from the Original Previously Issued in Portuguese)

Companhia Brasileira de Distribuição

Individual and Consolidated Interim Financial Information for the Quarter Ended March 31, 2015 and Report on Review of Interim Financial Information

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, Directors and Officers of

Companhia Brasileira de Distribuição

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Brasileira de Distribuição (the “Company”), included in the Interim Financial Information Form (ITR), for the quarter ended March 31, 2015, which comprises the balance sheet as of March 31, 2015 and the related statements of profit or loss, of comprehensive income, of changes in equity and of cash flows for the three-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express an opinion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the ITR referred to above is not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34 applicable to the preparation of Interim Financial Information (ITR) and presented in accordance with the standards issued by the CVM.

Emphasis of matter

On May 7, 2015, we issued an unqualified review report on the Company’s individual and consolidated interim financial information for the quarter ended March 31, 2015, which is being restated. We draw attention to note 1.1 to the interim financial information, which describes that this interim financial information was amended and is being restated to reflect the adjustments identified after the completion of the investigation on indirect subsidiary Cnova Comércio Eletrônico S.A. Our conclusion remains unqualified, since the interim financial information were adjusted retrospectively.

Other matters

Statements of value added

We have also reviewed the individual and consolidated interim statements of value added (“DVA”) for the three-month period ended March 31, 2015, prepared under Management’s responsibility, the presentation of which is required by the standards issued by the CVM applicable to the preparation of Interim Financial Information (ITR), and is considered as supplemental information under International Financial Reporting Standards - IFRSs, which do not require the presentation of a DVA. These statements, which were amended and are being restated to reflect the adjustments described in note 1.1 to the interim financial information, were subject to the same review procedures described above, and, based on our review, nothing has come to our attention that causes us to believe that they are not prepared, in all material respects, consistently with the interim financial information taken as a whole.

The accompanying interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, October 27, 2016

DELOITTE TOUCHE TOHMATSU	Eduardo Franco Tenório
Auditores Independentes	Engagement Partner

© 2016 Deloitte Touche Tohmatsu. All rights reserved.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Company Information
Capital Composition	2
Cash Dividends	3
Individual Interim Financial Information
Balance Sheet – Assets	4
Balance Sheet – Liabilities	5
Statement of Income	6
Statement of Comprehensive Income	7
Statement of Cash Flows	8
Statement of Changes in Shareholders’ Equity
1/1/2015 to 3/31/2015	9
1/1/2014 to 3/31/2014	10
Statement of Value Added	11
Consolidated Interim Financial Information
Balance Sheet – Assets	12
Balance Sheet – Liabilities	13
Statement of Income	14
Statement of Comprehensive Income	15
Statement of Cash Flows	16
Statement of Changes in Shareholders’ Equity
1/1/2015 to 3/31/2015	17
1/1/2014 to 3/31/2014	18
Statement of Value Added	19
Notes to the Interim Financial Information	20
Other information deemed as relevant by the Company	90

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Number of Shares (thousand)	Current Quarter 03/31/2015
Share Capital
Common	99,680
Preferred	165,635
Total	265,315
Treasury Shares
Common	-
Preferred	233
Total	233

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Company Information / Cash Dividends

Event	Approval	Type	Date of Payment	Type of Share	Class of Share	Amount per share (Reais/ share)
Annual and Special Shareholders’ Meeting	4/24/2015	Dividend	4/25/2015	Commom	-	0.68899
Annual and Special Shareholders’ Meeting	4/24/2015	Dividend	4/25/2015	Preferred	-	0.75789
Board of Directors’ Meeting	5/7/2015	Dividend	5/28/2015	Commom	-	0.13636
Board of Directors’ Meeting	5/7/2015	Dividend	5/28/2015	Preferred	-	0.15000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Balance Sheet - Assets

R$ (in millions)
Code	Description	Current Quarter 03.31.2015	Previous Year 12.31.2014
1	Total Assets	22,478,000	23,123,000
1.01	Current Assets	5,286,000	6,118,000
1.01.01	Cash and Cash Equivalents	1,985,000	2,923,000
1.01.03	Accounts Receivable	302,000	380,000
1.01.03.01	Trade Receivables	239,000	305,000
1.01.03.02	Other Receivables	63,000	75,000
1.01.04	Inventories	2,564,000	2,487,000
1.01.06	Recoverable Taxes	125,000	105,000
1.01.07	Prepaid Expenses	125,000	41,000
1.01.08	Other Current Assets	185,000	182,000
1.02	Noncurrent Assets	17,192,000	17,005,000
1.02.01	Long-term Assets	1,375,000	1,373,000
1.02.01.03	Accounts Receivable	80,000	82,000
1.02.01.03.02	Other Receivables	80,000	82,000
1.02.01.06	Deferred Taxes	39,000	56,000
1.02.01.07	Prepaid Expenses	23,000	25,000
1.02.01.08	Receivables from Related Parties	355,000	398,000
1.02.01.09	Other Noncurrent Assets	878,000	812,000
1.02.01.09.04	Recoverable Taxes	448,000	392,000
1.02.01.09.05	Restricted Deposits for Legal Proceedings	430,000	420,000
1.02.02	Investments	8,454,000	8,312,000
1.02.02.01	Investments in Associates and Subsidiaries	8,430,000	8,288,000
1.02.02.01.01	Investments in Associates	6,000	-
1.02.02.01.02	Investments in Subsidiaries	8,424,000	8,288,000
1.02.02.02	Investment properties	24,000	24,000
1.02.03	Property and Equipment, Net	6,168,000	6,125,000
1.02.04	Intangible Assets	1,195,000	1,195,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Balance Sheet - Liabilities

R$ (in millions)
Code	Description	Current Quarter 03.31.2015	Previous Year 12.31.2014
2	Total Liabilities	22,478,000	23,123,000
2.01	Current Liabilities	7,961,000	8,825,000
2.01.01	Payroll and Related Taxes	367,000	335,000
2.01.02	Trade Payables	2,422,000	3,180,000
2.01.03	Taxes and Contributions Payable	123,000	183,000
2.01.04	Borrowings and Financing	2,772,000	2,895,000
2.01.05	Other Liabilities	2,277,000	2,231,000
2.01.05.01	Payables to Related Parties	1,855,000	1,751,000
2.01.05.02	Other	422,000	480,000
2.01.05.02.01	Dividends and Interest on Capital Payable	194,000	194,000
2.01.05.02.04	Utilities	2,000	2,000
2.01.05.02.05	Rent Payable	48,000	52,000
2.01.05.02.06	Advertisement Payable	25,000	39,000
2.01.05.02.07	Pass-through to Third Parties	8,000	8,000
2.01.05.02.08	Financing Related to Acquisition of Assets	31,000	80,000
2.01.05.02.09	Deferred Revenue	26,000	4,000
2.01.05.02.11	Other Payables	52,000	66,000
2.01.05.02.12	Loyalty Program	36,000	35,000
2.01.06	Provisions	-	1,000
2.02	Noncurrent Liabilities	3,854,000	3,821,000
2.02.01	Borrowings and Financing	2,710,000	2,631,000
2.02.02	Other Liabilities	629,000	642,000
2.02.02.02	Other	629,000	642,000
2.02.02.02.03	Taxes Payable in Installments	609,000	617,000
2.02.02.02.05	Financing Related to Acquisition of Assets	4,000	8,000
2.02.02.02.07	Other Accounts Payable	16,000	17,000
2.02.04	Provision for risks	484,000	483,000
2.02.06	Deferred Revenue	31,000	65,000
2.03	Shareholders’ Equity	10,663,000	10,477,000
2.03.01	Share Capital	6,793,000	6,792,000
2.03.02	Capital Reserves	286,000	282,000
2.03.02.04	Options Granted	279,000	275,000
2.03.02.07	Capital Reserve	7,000	7,000
2.03.04	Earnings Reserve	3,397,000	3,402,000
2.03.04.01	Legal Reserve	413,000	413,000
2.03.04.05	Earnings Retention Reserve	258,000	1,747,000
2.03.04.10	Expansion Reserve	2,624,000	1,135,000
2.03.04.12	Transactions with non-controlling interests	102,000	107,000
2.03.05	Retained Earnings/ Accumulated Losses	192,000	-
2.03.07	Cumulative Translation Adjustment	(4,000)	-
2.03.08	Other Comprehensive Income	(1,000)	1,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Income

R$ (in millions)
Code	Description	Year To Date Current Period 01/01/2015 to 03/31/2015	Year To Date Previous Period 01/01/2014 to 03/31/2014
3.01	Net Sales of Goods and/or Services	5,514,000	5,400,000
3.02	Cost of Goods Sold and/or Services Sold	(4,072,000)	(3,973,000)
3.03	Gross Profit	1,442,000	1,427,000
3.04	Operating Income/Expenses	(1,066,000)	(1,055,000)
3.04.01	Selling Expenses	(943,000)	(852,000)
3.04.02	General and Administrative Expenses	(129,000)	(136,000)
3.04.05	Other Operating Expenses	(143,000)	(137,000)
3.04.05.01	Depreciation/Amortization	(117,000)	(106,000)
3.04.05.03	Other Operating Expenses	(26,000)	(31,000)
3.04.06	Share of Profit of Subsidiaries and Associates	149,000	70,000
3.05	Profit before Financial Income (Expenses) and Taxes	376,000	372,000
3.06	Financial Income (Expenses)	(168,000)	(135,000)
3.07	Profit Before Income Tax and Social Contribution	208,000	237,000
3.08	Income Tax and Social Contribution	(16,000)	(46,000)
3.08.01	Current	-	(44,000)
3.08.02	Deferred	(16,000)	(2,000)
3.09	Net Income from Continued Operations	192,000	191,000
3.11	Net Income for the Period	192,000	191,000
3.99	Earnings per Share – (Reais/Share)
3.99.01	Basic Earnings per Share
3.99.01.01	Common	0.68161	0.67813
3.99.01.02	Preferred	0.74978	0.74595
3.99.02	Diluted Earnings per Share
3.99.02.01	Common	0.68106	0.67813
3.99.02.02	Preferred	0.74796	0.74418

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Comprehensive Income

R$ (in millions)
Code	Description	Year To Date Current Period 01/01/2015 to 03/31/2015	Year To Date Previous Period 01/01/2014 to 03/31/2014
4.01	Net income for the Period	192,000	191,000
4.02	Other Comprehensive Income	(6,000)	-
4.02.01	Accumulative Translation Adjustment for the Period	(6,000)	-
4.03	Total Comprehensive Income for the Period	186,000	191,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Cash Flows - Indirect Method

R$ (in millions)
Code	Description	Year To Date Current Period 01/01/2015 to 03/31/2015	Year To Date Previous Period 01/01/2014 to 03/31/2014
6.01	Net Cash Provided by Operating Activities	(502,000)	(725,000)
6.01.01	Cash Provided by the Operations	381,000	411,000
6.01.01.01	Net Income for the Period	192,000	191,000
6.01.01.02	Deferred Income and Social Contribution Taxes	16,000	2,000
6.01.01.03	Gain on Disposal of Fixed Assets	3,000	1,000
6.01.01.04	Depreciation/Amortization	128,000	116,000
6.01.01.05	Interest and Inflation Adjustments	189,000	150,000
6.01.01.06	Adjustment to Present Value	(2,000)	-
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates (note 13)	(149,000)	(70,000)
6.01.01.08	Provision for Risks (note 23)	(10,000)	11,000
6.01.01.10	Share-based Payment	4,000	18,000
6.01.01.13	Provision for Obsolescence/Breakage (note 10)	(2,000)	(5,000)
6.01.01.14	Deferred Revenue (note 23)	(12,000)	(3,000)
6.01.01.16	Other Operating Expenses	24,000	-
6.01.02	Changes in Assets and Liabilities	(883,000)	(1,136,000)
6.01.02.01	Accounts Receivable	66,000	69,000
6.01.02.02	Inventories	(75,000)	(323,000)
6.01.02.03	Recoverable Taxes	(74,000)	45,000
6.01.02.04	Other Assets	(71,000)	(78,000)
6.01.02.05	Related Parties	127,000	(123,000)
6.01.02.06	Restricted Deposits for Legal Proceeding	(9,000)	4,000
6.01.02.07	Trade Payables	(758,000)	(510,000)
6.01.02.08	Payroll and Related Taxes	29,000	(72,000)
6.01.02.09	Taxes and Social Contributions Payable	(78,000)	(154,000)
6.01.02.10	Legal claims	(5,000)	(9,000)
6.01.02.11	Other Payables	(35,000)	15,000
6.02	Net Cash Provided by (Used in) Investing Activities	(230,000)	(112,000)
6.02.02	Acquisition of Property and Equipment (note 15)	(211,000)	(95,000)
6.02.03	Increase in Intangible Assets (note 16)	(27,000)	(19,000)
6.02.04	Sales of Property and Equipment	8,000	2,000
6.03	Net Cash Provided by (Used in) Financing Activities	(206,000)	(680,000)
6.03.01	Capital Increase/Decrease	1,000	16,000
6.03.02	Borrowings	215,000	330,000
6.03.03	Payments (note 18)	(418,000)	(1,022,000)
6.03.06	Acquisition of Subsidiary	-	(4,000)
6.03.08	Transactions with Non-controlling Interest	(4,000)	-
6.05	Net Increase (Decrease) in Cash and Cash Equivalents	(938,000)	(1,517,000)
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	2,923,000	2,851,000
6.05.02	Cash and Cash Equivalents at the End of the Period	1,985,000	1,334,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2015 to 03/31/2015

R$ (in millions)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings /Accumulated Losses	Other compreehensive income	Shareholders' Equity
5.01	Opening Balance	6,792,000	282,000	3,402,000	-	1,000	10,477,000
5.03	Adjusted Opening Balance	6,792,000	282,000	3,402,000	-	1,000	10,477,000
5.04	Capital Transactions with Shareholders	1,000	4,000	-	-	-	5,000
5.04.01	Capital Increases	1,000	-	-	-	-	1,000
5.04.03	Options Granted	-	3,000	-	-	-	3,000
5.04.09	Options Granted recognized in subsidiaries	-	1,000	-	-	-	1,000
5.05	Total Comprehensive Income	-	-	-	192,000	(6,000)	186,000
5.05.01	Net Income for the Period	-	-	-	192,000	-	192,000
5.05.02	Other Comprehensive Income	-	-	-	-	(6,000)	(6,000)
5.05.02.04	Cumulative Translation Adjustment	-	-	-	-	(6,000)	(6,000)
5.06	Internal Changes of Shareholders’ Equity	-	-	(5,000)	-	-	(5,000)
5.06.05	Transactions with Non-controlling Interests	-	-	(5,000)	-	-	(5,000)
5.07	Closing Balance	6,793,000	286,000	3,397,000	192,000	(5,000)	10,663,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2014 to 03/31/2014

R$ (in millions)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings /Accumulated Losses	Other compreehensive Income	Shareholders' Equity
5.01	Opening Balance	6,764,000	233,000	2,402,000	-	-	9,399,000
5.03	Adjusted Opening Balance	6,764,000	233,000	2,402,000	-	-	9,399,000
5.04	Capital Transactions with Shareholders	16,000	17,000	-	-	-	33,000
5.04.01	Capital Increases	16,000	-	-	-	-	16,000
5.04.03	Options Granted	-	17,000	-	-	-	17,000
5.05	Total Comprehensive Income	-	-	-	191,000	-	191,000
5.05.01	Net Income for the Period	-	-	-	191,000	-	191,000
5.07	Closing Balance	6,780,000	250,000	2,402,000	191,000	-	9,623,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Value Added

R$ (in millions)
Code	Description	Year To Date Current Period 01/01/2015 to 03/31/2015	Year To Date Previous Period 01/01/2014 to 03/31/2014
7.01	Revenues	5,976,000	5,873,000
7.01.01	Sales of Goods, Products and Services	5,969,000	5,847,000
7.01.02	Other Revenues	7,000	26,000
7.02	Products Acquired from Third Parties	(4,681,000)	(4,627,000)
7.02.01	Costs of Products, Goods and Services Sold	(4,160,000)	(4,222,000)
7.02.02	Materials, Energy, Outsourced Services and Other	(521,000)	(405,000)
7.03	Gross Value Added	1,295,000	1,246,000
7.04	Retention	(128,000)	(116,000)
7.04.01	Depreciation and Amortization	(128,000)	(116,000)
7.05	Net Value Added Produced	1,167,000	1,130,000
7.06	Value Added Received in Transfer	221,000	131,000
7.06.01	Share of Profit of Subsidiaries and Associates	149,000	70,000
7.06.02	Financial Revenue	72,000	61,000
7.07	Total Value Added to Distribute	1,388,000	1,261,000
7.08	Distribution of Value Added	1,388,000	1,261,000
7.08.01	Personnel	618,000	532,000
7.08.01.01	Direct Compensation	434,000	377,000
7.08.01.02	Benefits	133,000	116,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	36,000	37,000
7.08.01.04	Other	15,000	2,000
7.08.02	Taxes, Fees and Contributions	212,000	223,000
7.08.02.01	Federal	133,000	165,000
7.08.02.02	State	48,000	32,000
7.08.02.03	Municipal	31,000	26,000
7.08.03	Value Distributed to Providers of Capital	366,000	315,000
7.08.03.01	Interest	240,000	196,000
7.08.03.02	Rentals	126,000	119,000
7.08.04	Value Distributed to Shareholders	192,000	191,000
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	192,000	191,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information /Balance Sheet - Assets

R$ (in millions)
Code	Description	Current Quarter 03.31.2015	Previous Year 12.31.2014
1	Total Assets	42,968,000	45,345,000
1.01	Current Assets	21,197,000	24,021,000
1.01.01	Cash and Cash Equivalents	6,145,000	11,149,000
1.01.03	Accounts Receivable	4,818,000	3,434,000
1.01.03.01	Trade Receivables	4,552,000	3,176,000
1.01.03.02	Other Receivables	266,000	258,000
1.01.04	Inventories	8,902,000	8,364,000
1.01.06	Recoverable Taxes	863,000	807,000
1.01.07	Prepaid Expenses	257,000	130,000
1.01.08	Other Current Assets	212,000	137,000
1.02	Noncurrent Assets	21,771,000	21,324,000
1.02.01	Long-term Assets	5,003,000	4,751,000
1.02.01.03	Accounts Receivable	722,000	741,000
1.02.01.03.01	Trade Receivables	86,000	105,000
1.02.01.03.02	Other Receivables	636,000	636,000
1.02.01.04	Inventories	172,000	172,000
1.02.01.06	Deferred Taxes	505,000	491,000
1.02.01.07	Prepaid Expenses	37,000	37,000
1.02.01.08	Receivables from Related Parties	333,000	313,000
1.02.01.09	Other Noncurrent Assets	3,234,000	2,997,000
1.02.01.09.04	Recoverable Taxes	2,354,000	2,140,000
1.02.01.09.05	Restricted Deposits for Legal Proceedings	880,000	857,000
1.02.02	Investments	447,000	426,000
1.02.02.01	Investments in Associates	422,000	401,000
1.02.02.02	Investments Property	25,000	25,000
1.02.03	Property and Equipment, Net	9,832,000	9,699,000
1.02.04	Intangible Assets	6,489,000	6,448,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information / Balance Sheet - Liabilities

R$ (in millions)
Code	Description	Current Quarter 03.31.2015	Previous Year 12.31.2014
2	Total Liabilities	42,968,000	45,345,000
2.01	Current Liabilities	20,962,000	23,981,000
2.01.01	Payroll and Related Taxes	926,000	864,000
2.01.02	Trade Payables	11,083,000	13,393,000
2.01.03	Taxes and Contributions Payable	652,000	867,000
2.01.04	Borrowings and Financing	5,830,000	6,594,000
2.01.05	Other Liabilities	2,471,000	2,262,000
2.01.05.01	Payables to Related Parties	924,000	261,000
2.01.05.02	Other	1,547,000	2,001,000
2.01.05.02.01	Dividends and Interest on Capital Payable	321,000	321,000
2.01.05.02.04	Utilities	12,000	10,000
2.01.05.02.05	Rent Payable	104,000	115,000
2.01.05.02.06	Advertisement Payable	64,000	94,000
2.01.05.02.07	Pass-through to Third Parties	322,000	429,000
2.01.05.02.08	Financing Related to Acquisition of Assets	37,000	99,000
2.01.05.02.09	Deferred revenue	234,000	212,000
2.01.05.02.11	Accounts Payable Related to Acquisition of Companies	75,000	73,000
2.01.05.02.12	Other Payables	338,000	610,000
2.01.05.02.13	Loyalty Program	40,000	38,000
2.01.06	Provisions	-	1,000
2.02	Noncurrent Liabilities	7,577,000	7,170,000
2.02.01	Borrowings and Financing	3,532,000	3,134,000
2.02.02	Other Liabilities	717,000	725,000
2.02.02.02	Other	717,000	725,000
2.02.02.02.03	Taxes Payable in Installments	609,000	617,000
2.02.02.02.04	Payables Related to Acquisition of Companies	61,000	57,000
2.02.02.02.05	Financing Related to Acquisition of Assets	4,000	8,000
2.02.02.02.06	Pension Plan	8,000	7,000
2.02.02.02.07	Other Payables	35,000	36,000
2.02.03	Deferred Taxes	1,181,000	1,133,000
2.02.04	Provision for risks	1,370,000	1,344,000
2.02.06	Deferred revenue	777,000	834,000
2.03	Consolidated Shareholders’ Equity	14,429,000	14,194,000
2.03.01	Share Capital	6,793,000	6,792,000
2.03.02	Capital Reserves	286,000	282,000
2.03.02.04	Options Granted	279,000	275,000
2.03.02.07	Capital Reserve	7,000	7,000
2.03.04	Earnings Reserve	3,397,000	3,402,000
2.03.04.01	Legal Reserve	413,000	413,000
2.03.04.05	Earnings Retention Reserve	258,000	1,747,000
2.03.04.10	Expansion Reserve	2,624,000	1,135,000
2.03.04.12	Transactions with Non-Controlling interests	102,000	107,000
2.03.05	Retained Earnings/ Accumulated Losses	192,000	-
2.03.07	Cumulative Translation Adjustment	(4,000)	-
2.03.08	Other Comprehensive Income	(1,000)	1,000
2.03.09	Non-controlling Interests	3,766,000	3,717,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information / Statement of Income

R$ (in millions)
Code	Description	Year To Date Current Period 01/01/2015 to 03/31/2015	Year To Date Previous Period 01/01/2014 to 03/31/2014
3.01	Net Sales from Goods and/or Services	17,214,000	14,953,000
3.02	Cost of Goods Sold and/or Services Sold	(13,076,000)	(11,266,000)
3.03	Gross Profit	4,138,000	3,687,000
3.04	Operating Income/Expenses	(3,451,000)	(2,929,000)
3.04.01	Selling Expenses	(2,721,000)	(2,384,000)
3.04.02	General and Administrative Expenses	(461,000)	(348,000)
3.04.05	Other Operating Expenses	(297,000)	(219,000)
3.04.05.01	Depreciation/Amortization	(229,000)	(191,000)
3.04.05.03	Other Operating Expenses	(68,000)	(28,000)
3.04.06	Share of Profit of Subsidiaries and Associates	28,000	22,000
3.05	Profit before Financial Income (Expenses) and Taxes	687,000	758,000
3.06	Financial Income (Expenses), Net	(282,000)	(339,000)
3.07	Profit Before Income Tax and Social Contribution	405,000	419,000
3.08	Income tax and Social Contribution	(153,000)	(155,000)
3.08.01	Current	(96,000)	(121,000)
3.08.02	Deferred	(57,000)	(34,000)
3.09	Net Income from Continuing Operations	252,000	264,000
3.11	Consolidated Net Income for the Period	252,000	264,000
3.11.01	Attributable to Owners of the Company	192,000	191,000
3.11.02	Attributable to Non-controlling Interests	60,000	73,000
3.99	Earnings per Share - (Reais/Share)
3.99.01	Basic Earnings per Share
3.99.01.01	Common	0.68161	0.67813
3.99.01.02	Preferred	0.74978	0.74595
3.99.02	Diluted Earnings per Share
3.99.02.01	Common	0.68106	0.67813
3.99.02.02	Preferred	0.74796	0.74418

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information / Statement of Comprehensive Income

R$ (in millions)
Code	Description	Year To Date Current Period 01/01/2015 to 03/31/2015	Year To Date Previous Period 01/01/2014 to 03/31/2014
4.01	Net Income for the Period	252,000	264,000
4.02	Other Comprehensive Income	(16,000)	-
4.02.01	Cumulative Translation adjustment	(16,000)	-
4.03	Total Comprehensive Income for the Period	236,000	264,000
4.03.01	Attributable to Owners of the Company	186,000	191,000
4.03.02	Attributable to Non-Controlling Interests	50,000	73,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information / Statement of Cash Flows - Indirect Method

R$ (in millions)
Code	Description	Year To Date Current Period 01/01/2015 to 03/31/2015	Year To Date Previous Period 01/01/2014 to 03/31/2014
6.01	Net Cash Provided by Operating Activities	(4,646,000)	(1,818,000)
6.01.01	Cash from Operations	1,020,000	982,000
6.01.01.01	Net Income for the Period	252,000	264,000
6.01.01.02	Deferred Income Tax and Social Contribution (note 21)	57,000	34,000
6.01.01.03	Gain on Disposal of Fixed Assets	15,000	1,000
6.01.01.04	Depreciation/Amortization	262,000	217,000
6.01.01.05	Interest and Inflation Adjustments	328,000	286,000
6.01.01.06	Adjustment to Present Value	(1,000)	-
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates (note 13)	(28,000)	(22,000)
6.01.01.08	Provision for Risks (note 23)	52,000	43,000
6.01.01.10	Share-based Payment	5,000	18,000
6.01.01.11	Allowance for Doubtful Accounts (note 8)	100,000	100,000
6.01.01.13	Provision for Obsolescence/breakage (nota 10)	(7,000)	(4,000)
6.01.01.14	Deferred revenue (note 25)	(17,000)	45,000
6.01.01.15	Other Operating Expenses	2,000	-
6.01.02	Changes in Assets and Liabilities	(5,666,000)	(2,800,000)
6.01.02.01	Accounts Receivable	(1,419,000)	25,000
6.01.02.02	Inventories	(467,000)	(778,000)
6.01.02.03	Recoverable Taxes	(261,000)	43,000
6.01.02.04	Other Assets	(209,000)	(254,000)
6.01.02.05	Related Parties	(179,000)	(2,000)
6.01.02.06	Restricted Deposits for Legal Proceeding	(15,000)	(23,000)
6.01.02.07	Trade Payables	(2,434,000)	(1,521,000)
6.01.02.08	Payroll and Related Taxes	59,000	(15,000)
6.01.02.09	Taxes and Social Contributions Payable	(245,000)	(287,000)
6.01.02.10	Legal Claims	(66,000)	(22,000)
6.01.02.11	Other Payables	(411,000)	34,000
6.01.02.12	Deferred revenue	(19,000)	-
6.02	Net Cash Provided by (Used in) Investing Activities	(472,000)	(261,000)
6.02.02	Acquisition of Property and Equipment	(413,000)	(235,000)
6.02.03	Increase in Intangible Assets (note 16)	(96,000)	(37,000)
6.02.04	Sales of Property and Equipment (note 15)	30,000	11,000
6.02.05	Net Cash From Sale of Subsidiary	7,000	-
6.03	Net Cash Provided by Financing Activities	110,000	(938,000)
6.03.01	Capital Increase/Decrease	1,000	16,000
6.03.02	Borrowings	1,571,000	1,536,000
6.03.03	Payments (note 18)	(2,209,000)	(2,486,000)
6.03.05	Transactions with non-controlling interests	(4,000)	-
6.03.06	Acquisition of Subsidiary (note 22)	-	(4,000)
6.03.08	Borrowings with Related Parties	751,000	-
6.04	Effects of Exchange Rate Changes on Cash and Cash Equivalents	4,000	-
6.05	Increase (Decrease) in Cash and Cash Equivalents	(5,004,000)	(3,017,000)
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	11,149,000	8,367,000
6.05.02	Cash and Cash Equivalents at the End of the Period	6,145,000	5,350,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2015 to 03/31/2015

R$ (in millions)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other compreehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening Balance	6,792,000	282,000	3,402,000	-	1,000	10,477,000	3,717,000	14,194,000
5.03	Adjusted Opening Balance	6,792,000	282,000	3,402,000	-	1,000	10,477,000	3,717,000	14,194,000
5.04	Capital Transactions with Shareholders	1,000	4,000	-	-	-	5,000	1,000	6,000
5.04.01	Capital Increases	1,000	-	-	-	-	1,000	-	1,000
5.04.03	Options Granted	-	3,000	-	-	-	3,000	-	3,000
5.04.09	Options Granted Recognized in Subsidiaries	-	1,000	-	-	-	1,000	1,000	2,000
5.05	Total Comprehensive Income	-	-	-	192,000	(6,000)	186,000	50,000	236,000
5.05.01	Net Income for the Period	-	-	-	192,000	-	192,000	60,000	252,000
5.05.02	Other Comprehensive Income	-	-	-	-	(6,000)	(6,000)	(10,000)	(16,000)
5.05.02.04	Cumulative Translation Adjustment	-	-	-	-	(6,000)	(6,000)	(10,000)	(16,000)
5.06	Internal Changes in Shareholders’ Equity	-	-	(5,000)	-	-	(5,000)	(2,000)	(7,000)
5.06.05	Transactions With Non-controlling interests	-	-	(5,000)	-	-	(5,000)	(2,000)	(7,000)
5.07	Closing Balance	6,793,000	286,000	3,397,000	192,000	(5,000)	10,663,000	3,766,000	14,429,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2014 to 03/31/2014

R$ (in millions)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other compreehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening Balance	6,764,000	233,000	2,402,000	-	-	9,399,000	3,202,000	12,601,000
5.03	Adjusted Opening Balance	6,764,000	233,000	2,402,000	-	-	9,399,000	3,202,000	12,601,000
5.04	Capital Transactions with Shareholders	16,000	17,000	-	-	-	33,000	-	33,000
5.04.01	Capital Increases	16,000	-	-	-	-	16,000	-	16,000
5.04.03	Options Granted	-	17,000	-	-	-	17,000	-	17,000
5.05	Total Comprehensive Income	-	-	-	191,000	-	191,000	73,000	264,000
5.05.01	Net Income for the Period	-	-	-	191,000	-	191,000	73,000	264,000
5.06	Internal Changes in Shareholders’ Equity	-	-	-	-	-	-	(4,000)	(4,000)
5.06.05	Transactions With Non-controlling interests	-	-	-	-	-	-	(4,000)	(4,000)
5.07	Closing Balance	6,780,000	250,000	2,402,000	191,000	-	9,623,000	3,271,000	12,894,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2015 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information / Statement of Value Added

R$ (in millions)
Code	Description	Year To Date Current Period 01/01/2015 to 03/31/2015	Year To Date Previous Period 01/01/2014 to 03/31/2014
7.01	Revenues	19,081,000	16,508,000
7.01.01	Sales of Goods, Products and Services	19,173,000	16,572,000
7.01.02	Other Revenues	8,000	36,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	(100,000)	(100,000)
7.02	Products Acquired from Third Parties	(14,791,000)	(12,512,000)
7.02.01	Costs of Products, Goods and Services Sold	(13,062,000)	(11,201,000)
7.02.02	Materials, Energy, Outsourced Services and Other	(1,729,000)	(1,311,000)
7.03	Gross Value Added	4,290,000	3,996,000
7.04	Retention	(262,000)	(217,000)
7.04.01	Depreciation and Amortization	(262,000)	(217,000)
7.05	Net Value Added Produced	4,028,000	3,779,000
7.06	Value Added Received in Transfer	244,000	201,000
7.06.01	Share of Profit of Subsidiaries and Associates	28,000	22,000
7.06.02	Financial Income	216,000	179,000
7.07	Total Value Added to Distribute	4,272,000	3,980,000
7.08	Distribution of Value Added	4,272,000	3,980,000
7.08.01	Personnel	1,764,000	1,473,000
7.08.01.01	Direct Compensation	1,299,000	1,079,000
7.08.01.02	Benefits	286,000	254,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	99,000	106,000
7.08.01.04	Other	80,000	34,000
7.08.01.04.01	Interest	80,000	34,000
7.08.02	Taxes, Fees and Contributions	1,359,000	1,341,000
7.08.02.01	Federal	897,000	879,000
7.08.02.02	State	400,000	405,000
7.08.02.03	Municipal	62,000	57,000
7.08.03	Value Distributed to Providers of Capital	897,000	902,000
7.08.03.01	Interest	498,000	518,000
7.08.03.02	Rentals	399,000	384,000
7.08.04	Value Distributed to Shareholders	252,000	264,000
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	192,000	191,000
7.08.04.04	Noncontrolling Interest in Retained Earnings	60,000	73,000

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

1.       Corporate information

Companhia Brasileira de Distribuição ("Company" or “CBD”), directly or through its subsidiaries (“Group” or “GPA”) engages in the retail of food, clothing, home appliances, electronics and other products through its chain of hypermarkets, supermarkets, specialized stores and department stores principally under the trade names "Pão de Açúcar, “Minuto Pão de Açúcar”, "Extra Hiper", “Extra Super”, “Minimercado Extra”, “Assai”, “Ponto Frio” and “Casas Bahia", as well as the e-commerce platforms “CasasBahia.com,” “Extra.com”, “Pontofrio.com”, “Barateiro.com”, “Partiuviagens.com” and “Cdiscount.com” and the neighborhood shopping mall brand “Conviva”. Its headquarters are located in the city of São Paulo, State of São Paulo, Brazil.

The Company’s shares are listed on the São Paulo Stock Exchange (“BM&FBovespa”) Level 1 of Corporate Governance under the ticker symbol “PCAR4” and on the New York Stock Exchange (ADR level III), under the ticker symbol “CBD”. Subsidiaries that are public companies are Via Varejo S.A (“Via Varejo”) which has its shares listed on BM&FBovespa, under ticker symbols “VVAR11” and “VVAR3” and Cnova N.V (“Cnova Holanda”) which has its shares listed in Nasdaq Global Select Market under ticker symbol “CNV” and in Euronext Paris under ticker symbol “CNV”.

The Company is controlled by Wilkes Participações S.A. ("Wilkes"), which is controlled by Casino Guichard Perrachon (“Casino”).

1.1    Cnova’s Investigation and restatement of interim financial information previously issued.

As disclosed to the market on December 18, 2015, by the subsidiary Cnova NV (“Cnova”), an investigation was conducted by law firms has been established on the employee’s practices in inventories of Cnova Comércio Eletrônico S.A. (“Cnova Brasil”), a Cnova NV subsidiary, which is controlled by the Company.

During the investigation other issues have been added to investigation related to accounting matters in the accounts of “trade payables” and “other accounts receivable”, which were analyzed and announced to the market January 12, 2016.

Subsequently, the scope of investigation was expanded to include an evaluation over the discrepancies related to accounts payables, accounts receivables/products in transit with freight companies, freight provisions and other expenses and improper capitalization of expenses relating to software development.

As a result, Cnova identified several erros in the financial statements and, consequently, as it is controlled by the Company and consolidated for the presentation of the financial statements, such effects resulted in the same errors in the previously issued financial statements of the Company.

There is no deferred income tax impact over the adjustments, once the Company evaluated and concluded that the deferred income tax would not be recoverable.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

1.      Corporate information – Continued

1.1    Cnova’s Investigation and restatement of interim financial information previously issued  – continued.

The adjustments identified on Cnova were substantially related to:

a)     Identification of damaged and/or returned products sold at discount, requiring additional provision for loss in damaged goods;

b)    Identification of improper transactions and accounts reconciliations differences related to trade accounts payable , accounts receivables, pending orders , ICMS, freight payable and others.

c)     Identification of overstated amount in net sales not reversed when the merchandise originally ordered was returned by costumer;

d)    Improper capitalization of expenses regarding internal software development;

e)     Change of the accounting practice of allocation of warehouse and shipping costs to the inventory, which are no longer capitalized.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

1.       Corporate information – Continued

1.1    Cnova’s Investigation and restatement of interim financial information previously issued – continued.

Below the breakdown of the investigation adjustments per period:

March 31, 2015

Accounts	Trade payables	Write off accounts receivable carriers	Fixed assets and intangibles adjust	Trade accounts receivables and outstanding orders adjust	ICMS, freight, provision and others adjust	Net adjust

Net sales of goods and services	-	(37)	-	14	-	(23)
Cost of goods sold and services sold	8	35	-	-	(14)	29
Gross profit	8	(2)	-	14	(14)	6
Selling expenses	-	5	(6)	(3)	(1)	(5)
General and administrative expenses	-	-	(2)	-	-	(2)
Depreciation and amortization	-	-	2	-	-	2
Profit before financial income (expenses)	8	3	(6)	11	(15)	1
Financial income (expenses)	-	-	-	-	(1)	(1)
Profit before income tax and social contribution	8	3	(6)	11	(16)	-
Net income (loss)	8	3	(6)	11	(16)	-

March 31, 2014

Accounts	Trade payables	Write off accounts receivable carriers	Fixed assets and intangibles adjust	Trade accounts receivables and outstanding orders adjust	Net adjust

Net sales of goods and services	-	(38)	-	(18)	(56)
Cost of goods sold and services sold	(25)	22	(2)	-	(5)
Gross profit	(25)	(16)	(2)	(18)	(61)
Selling expenses	-	(4)	(2)	(6)	(12)
General and administrative expenses	-	-	(1)	-	(1)
Depreciation and amortization	-	-	-	-	-
Profit before financial income (expenses)	(25)	(20)	(5)	(24)	(74)
Profit before income tax and social contribution	(25)	(20)	(5)	(24)	(74)
Net income (loss)	(25)	(20)	(5)	(24)	(74)

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

1.      Corporate information – Continued

1.1    Cnova’s Investigation and restatement of interim financial information previously issued – continued.

Parent company:

March 31, 2015:

Assets	Presented as of 3.31.2015	Total adjust	Restated as of 3.31.2015

Investiments	8,527	(103)	8,424
Total assets	22,581	(103)	22,478

Liabilities	Presented as of 3.31.2015	Total adjust	Restated as of 3.31.2015

Shareholders´ equity	10,766	(103)	10,663
Total liabilities and Shareholders´ equity	22,581	(103)	22,478

	Presented as of 3.31.2015	Total adjust	Restated as of 3.31.2015

Share of profit of subsidiaries and associates	149	-	149
Net income (loss)	192	-	192

December 31, 2014:

Assets	Presented as of 12.31.2014	Total adjust	Restated as of 12.31.2014

Investiments	8,391	(103)	8,288
Total assets	23,226	(103)	23,123

Liabilities	Presented as of 12.31.2014	Total adjust	Restated as of 12.31.2014

Shareholders´ equity	10,580	(103)	10,477
Total liabilitites and shareholders´ equity	23,226	(103)	23,123

	Presented as of 3.31.2014	Total adjust	Restated as of 3.31.2014

Share of profit of subsidiaries and associates	123	(53)	70
Net income (loss)	244	(53)	191

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

1.      Corporate information – Continued

1.1    Cnova’s Investigation and restatement of interim financial information previously issued – continued.

Consolidated:

March 31, 2015:

Accounts	Presented as of 3.31.2015	Total Investigation adjust	Restated as of 3.31.2015

Current assets
Accounts receivables	4,582	(30)	4,552
Others accounts receivables	300	(34)	266
Inventories	8,396	(34)	8,902
Recoverable taxes	865	(2)	863
Total current assets	21,297	(100)	21,197

Recoverable taxes	2,350	4	2,354
Intangible assets	6,552	(63)	6,489
Noncurrent assets	21,830	(59)	21,771
Total assets	43,127	(159)	42,968

Current Liabilities
Trade payables	10,999	84	11,083
Deferred revenue	236	(2)	234
Others accounts payables	331	47	378
Current liabilities	20,833	129	20,962

Profit reserve	3,500	(103)	3,397
Controlling shareholders´ equity	10,766	(103)	10,663
Noncontrolling shareholders´ equity	3,951	(185)	3,766
Total shareholders´ equity	14,717	(288)	14,429

Liabilities and shareholders´ equity	43,127	(159)	42,968

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

1.      Corporate information – Continued

1.1    Cnova’s Investigation and restatement of interim financial information previously issued – continued.

Consolidated:

December 31, 2014:

Accounts	Presented as of 12.31.2014	Total Investigation adjust	IAS 2 – change of accounting practice	Restated as of 12.31.2014
Assets
Current assets
Accounts receivables	3,210	(34)	-	3,176
Others accounts receivables	295	(37)	-	258
Inventories	8,405	(28)	(12)	8,364
Recoverable taxes	808	(1)	-	807
Total current assets	24,133	(100)	(12)	24,021

Intangible assets	6,495	(47)	-	6,448
Total Noncurrent assets	21,367	(43)	-	21,324
Total assets	45,500	(143)	(12)	45,345

Liabilities
Current Liabilities
Trade payables	13,322	71	-	13,393
Deferred revenue	214	(2)	-	212
Others accounts payables	652	63	-	715
Total Current liabilities	23,848	133	-	23,981

Profit reserve	3,505	(91)	(12)	3,402
Controlling shareholders´ equity	10,580	(91)	(12)	10,477
Noncontrolling shareholders´ equity	3,902	(185)	-	3,717
Total shareholders´ equity	14,482	(276)	(12)	14,194

Total Liabilities and shareholders´ equity	45,500	(143)	(12)	45,345

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

1.      Corporate information – Continued

1.1    Cnova’s Investigation and restatement of interim financial information previously issued – continued.

Consolidated:

March 31, 2015:

	Presented as of 3.31.2015	Total Investigation adjust	Restated as of 3.31.2015

Net sales of goods and services	17,237	(23)	17,214
Cost of goods sold and services sold	(13,105)	29	(13,076)
Gross profit	4,132	6	4,138
Operating income (expenses)
Selling expenses	(2,716)	(5)	(2,721)
General and administrative expenses	(459)	(2)	(461)
Depreciation and amortization	(231)	2	(229)
Profit before financial income (expenses)	(686)	(1)	(687)
Financial income (expenses)	(281)	(1)	(282)
Profit before income tax and social contribution	405	-	405

Net income (loss)	252	-	252
Atributtable to:
Controlling shareholders	192		192
Noncontrolling shareholders	60		60

Earnings per share
Common	0.68141		0.68161
Preferred	0.94955		0.74978

Statement of Value Added:

Total adjust 3.31.2015

Revenue	(31)
Products acquired from third parties	26)
Gross value added	(5)
Retention	2

Total value added to distribute	(3)

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

1      Corporate information – Continued

1.1    Cnova’s Investigation and restatement of interim financial information previously issued – continued.

Statement of Cash Flows:

	Presented as of 3.31.2015	Total adjust	Restated as of 3.31.2015

Net cash provided by operating activities	(4,639)	(7)	(4,646)
Net cash provided by investing activities	(479)	7	(472)

March 31, 2014:

	Presented as of 3.31.2014	Total Investigation adjust	Restated as of 3.31.2014

Net sales of goods and services	15,009	(56)	14,953
Cost of goods sold and services sold	(11,261)	(5)	(11,266)
Gross profit	3,748	(61)	3,687
Operating income (expenses)
Selling expenses	(2,372)	(12)	(2,384)
General and administrative expenses	(347)	(1)	(348)
Depreciation and amortization	(191)	-	(191)
Profit before financial income (expenses)	832	(74)	758
Financial income (expenses)	(339)	-	(339)
Profit before income tax and social contribution	493	(74)	419

Net income (loss)	338	(74)	264
Atributtable to:
Controlling shareholders	244	(53)	191
Noncontrolling shareholders	94	(21)	73

Earnings per share
Common	0.86759		0.67813
Preferred	0.95435		0.74595

The announced balances column includes Malls reclassifications (see note 1.2).

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

1.       Corporate information – Continued

1.1    Cnova’s Investigation and restatement of interim financial information previously issued – continued.

Statement of Value Added:

Total adjust 3.31.2015

Revenue	(65)
Products acquired from third parties	(18)
Gross value added	(83)

Total value added to distribute	(83)

Statement of Cash Flows:

	Presented as of 3.31.2014	Total adjust	Restated as of 3.31.2014

Net cash provided by operating activities	(1,814)	(4)	(1,818)
Net cash provided by investing activities	(265)	4	(261)

1.2    Reclassification of Malls revenue

The Company has reclassified certain amounts in the statements of income and value added for the three-month period ended March 31, 2014, presented for comparison purposes, to conform them to the reporting criteria adopted in the current period. The following reclassifications were made:

	Parent Company
Balance at 3.31.2014	Presented balance	Malls galleries – cost	Malls galleries - revenue	Reclassified balance
Net sales of goods and/or services	5,372	-	28	5,400
Cost of sales and/or services	(3,965)	(8)	-	(3,973)
Gross profit	1,407	(8)	28	1,427
Operating income (expenses)	(982)	8	(28)	(1,002)
Selling expenses	(832)	8	(28)	(852)

	Consolidated
Balance at 3.31.2014	Presented balance	Malls galleries – cost	Malls galleries – revenue	Reclassified balance
Net sales of goods and/or services	14,973	-	36	15,009
Cost of goods sold and/or services	(11,250)	(11)	-	(11,261)
Gross profit	3,723	(11)	36	3,748
Operating income (expenses)	(2,891)	11	(36)	(2,916)
Selling expenses	(2,347)	11	(36)	(2,372)

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

1.      Corporate information – Continued

1.2       Reclassification of Malls revenue

1.2.1      Statement of income: Revenues and costs with commercial galleries rental, which were previously recorded as recovery of selling expenses, were reclassified to "net sales of goods and/or services" and "cost of goods sold and/or services sold" respectively due to an increase in the share of this activity in the Multivarejo segment and considering the expectations of new launches of the ventures "Conviva" and the expected increase in future operations, better presenting this activity in the Group’s financial statements. The Company’s management considers an appropriate procedure to adopt the current classification in order to allow comparability and a final classification of these revenues and costs.

1.2.2      Statement of value added: According to the changes mentioned above, the line items that were changed in the statement of value added refer to sales of goods of R$31 and R$40, other revenues and expenses of R$28 and R$36, cost of goods sold and materials, energy, outsourced services and others in the amounts of R$8 and R$11, and taxes and contributions of R$3 and R$4, parent company and consolidated, respectively.

2.      Basis of preparation

The individual and consolidated interim financial information (“Interim Financial Information”) has been prepared in accordance with IAS 34 - Interim Financial Reporting issued by the International Accounting Standard Board (“IASB”) and CPC 21(R1) - Interim Financial Reporting issued by Comitê de Pronunciamentos Contábeis (“CPC”) and presented consistently with the standards approved and issued by the Brazilian Securities and Exchange Commission (“CVM”) applicable to the preparation of interim financial information – ITR.

The individual and consolidated interim financial information is being presented in million of Brazilian Reais (“R$”). The reporting currency of the Company is the Real and the functional currency of subsidiaries is the local currency.

Significant accounting policies adopted in the preparation of the individual and consolidated interim  financial information are consistent with those adopted and disclosed in note 2 to the annual financial statements for the year ended December 31, 2014 dated February 12, 2015 and, therefore, should be read in conjunction with those annual financial statements.

The interim financial information for the three-month period ended March 31, 2015 was approved by the Board of Directors on October 25, 2015.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

3.      Basis of consolidation

The information on the basis of consolidation did not have significant modification and was presented in the annual financial statements for 2014, in note 3.

3.1.      Interest in subsidiaries and associates:

	Direct and indirect equity interests - %
	3.31.2015		12.31.2014
Companies	Company	Indirect interest	Company	Indirect interest
Subsidiaries
Novasoc Comercial Ltda.	10.00	-	10.00	-
Sé Supermercado Ltda.	100.00	-	100.00	-
Sendas Distribuidora S.A.	100.00	-	100.00	-
Bellamar Empreend. e Participações Ltda.	100.00	-	100.00	-
GPA Malls	100.00	-	100.00	-
CBD Holland B.V.	100.00	-	100.00	-
CBD Panamá Trading Corp.	-	100.00	-	100.00
Barcelona Comércio Varejista e Atacadista S.A.	68.86	31.14	68.86	31.14
Xantocarpa Participações Ltda.	-	100.00	-	100.00
GPA 2 Empreed. e Participações Ltda.	99.99	0.01	99.99	0.01
GPA 6 Empreend. e Participações Ltda ( GPA Logística e Transporte Ltda )	100.00	-	100.00	-
Posto Ciara Ltda	100.00	-	100.00	-
Auto Posto Império Ltda	100.00	-	100.00	-
Auto Posto Duque Salim Maluf Ltda	100.00	-	100.00	-
Auto Posto Duque Santo André	100.00	-	100.00	-
Auto Posto Duque Lapa Ltda	100.00	-	100.00	-
Nova Holding ( Nova Pontocom) (*)	52.34	19.05	52.34	19.05
Luxco – Marneylectro S.A.R.L (formerly Jaipur Financial Markets S.A.R.L)	2.65	68.88	2.65	68.88
Dutchco - Marneylectro B.V (formerly Jaipur Financial Markets B.V)	-	71.53	-	71.53
Cnova N.V (Cnova Holanda)	-	35.73	-	35.73
CNova Comércio Eletrônico S/A (Bruxellas Empreend. e Participações S.A.)	-	35.73	-	35.73
E-Hub Consult. Particip. e Com. S.A.	-	35.73	-	35.73
Nova Experiência PontoCom	-	35.73	-	35.73
Cdiscount S.A	-	35.73	-	35.73
Cnova Finança B.V	-	35.73	-	35.73
Financière MSR S.A.S	-	35.67	-	35.67
E-Trend SAS France	-	35.67	-	35.67
Cdiscount AS France	-	35.52	-	35.52
Cdiscount Afrique S.A.S	-	35.67	-	35.67
CD Africa SAS	-	30.32	-	30.32
Cdiscount International BV The Netherlands	-	35.67	-	35.67
C-Distribution Asia Pte. Ltd. Singapore	-	21.40	-	21.40
CLatam AS Uruguay	-	24.97	-	24.97
Cdiscount Colombia S.A.S	-	18.20	-	18.20
C Distribution Thailand Ltd.	-	14.98	-	14.98
E-Cavi Ltd Hong Kong	-	17.12	-	17.12
Cdiscount Vietnam Co Ltd.	-	17.12	-	17.12
Cnova France SAS	-	35.73	-	35.73
Cdiscount Côte d'Ivoire SAS Ivory Coast (**)	-	30.32	-	-
Cdiscount Sénégal SAS (**)	-	30.32	-	-
Cdiscount Panama S.A (**)	-	24.97	-	-
Cdiscount Cameroun SAS (**)	-	30.32	-	-
Cdiscount Ecuador (**)	-	24.96	-	-
Cdiscount Moncorner (**)	-	35.52	-	-
Via Varejo S/A	43.35	-	43.35	-
Indústria de Móveis Bartira Ltda.	-	43.35	-	43.35
VVLOG Logistica (PontoCred Negócio de Varejo Ltda.)	-	43.35	-	43.35
Globex Adm e Serviços Ltda.	-	43.35	-	43.35
Lake Niassa Empreend. e Participações Ltda.	-	43.35	-	43.35
Globex Adm. Consórcio Ltda.	-	43.35	-	43.35

(*) Excluding treasury shares

(**) Companies consolidated into subsidiary Cdiscount, with no effects on the financial statements.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

3.       Basis of consolidation – Continued

3.1.      Interest in subsidiaries and associates – Continued

	Direct and indirect equity interests - %
	3.31.2015		12.31.2014
Companies	Company	Indirect interest	Company	Indirect interest
Associates
Financeira Itaú CBD – FIC	-	41.93	-	41.93
Banco Investcred Unibanco S.A. (“BINV”)	-	21.67	-	21.67
FIC Promotora de Vendas Ltda.	-	41.93	-	41.93

In the individual interim financial information, equity interests are calculated considering the percentage held by GPA or its subsidiaries. In the consolidated Interim financial information, the Company fully consolidates all its subsidiaries, keeping noncontrolling interests in a specific line item in shareholders’ equity.

3.2.      Associates – BINV and FIC

Investments are accounted under the equity method because these associates are entities over which the Company exercises significant influence, but not control, since (a) it is a party to the shareholders’ agreement, appointing certain officers and having veto rights in   certain relevant decisions, (b) the power over the operating and financial decisions of BINV and FIC is held by Banco Itaú Unibanco S.A (“Itaú Unibanco”).

FIC’s summarized interim financial information is as follows:

	FIC
	3.31.2015	12.31.2014

Current assets	3,712	3,815
Noncurrent assets	35	35
Total assets	3,747	3,850

Current liabilities	2,806	2,963
Noncurrent liabilities	12	15
Shareholders’ equity	929	872
Total liabilities and shareholders’ equity	3,747	3,850

Statement of income:	3.31.2015	3.31.2014
Revenues	258	241
Operating income	99	76
Net income for the period	57	41

For the purposes of measurement of the investment in this associate, the special goodwill reserve recorded by FIC should be deducted from its shareholders’ equity, since it is Itaú Unibanco’s (controlling shareholder) exclusive right.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

4.      Significant accounting policies

Except for the item mentioned below, the significant accounting policies adopted by the Company in the preparation of the individual and consolidated interim financial information are consistent with those adopted and disclosed in Note 4 to the financial statements for the year ended December 31, 2014 dated February 12, 2015 and therefore should be read in conjunction with those annual financial statements.

4.1.   Present value adjustment of assets and liabilities

Until 2014, Company recorded the adjustment to presente value (“AVP”) over the credit card receivables instalments without interest, after the sale of these amounts to the credit card companies, even considering that receivables were not long term (in average received in 4 months) and the impacts not significant on the short term. The reversal of the adjustment recorded was made in the net sales, once the financing to clients is part of the Company´s business. In 2015, the accounting practice of recording AVP over the sales using credit card was discontinued. Company aims to reduce the average term of receipt, and interest on installment sales in a higher portion of sales. Theses balances on December 31, 2014, were R$6.

The long term assets and liabilities continue to be adjusted, considering the contractual cash flows and respective interest rate.

5.      Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB and CPC and standards issued but not yet effective

With the exception of the item mentioned below, the adoption of new standards, amendments to and interpretations of existing standards issued by the IASB and CPC and standards issued but not yet effective are consistent with those adopted and disclosed in note 5 to the financial statements for the year ended December 31, 2014 dated February 12, 2015, there are no significant effect to the Company.

Except for standards “IFRS 15 – Revenue from contracts with customers” and “IFRS 16 – Leases” which impacts are under analisys by Company. In relation to IFRS 16 there are expected relevant impacts in the financial statements.

6.      Significant accounting judgments, estimates and assumptions

Judgments, estimates and assumptions

The preparation of the Company’s individual and consolidated interim financial information requires Management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting period; however, uncertainties about these assumptions and estimates may result in outcomes that require adjustments to the carrying amount of the affected asset or liability in future periods.

The significant assumptions and estimates for interim financial information for the three-month period ended March 31, 2015 were the same as those adopted in the individual and consolidated financial statements for the year ended December 31, 2014 dated February 12, 2015 and therefore should be read in conjunction with those annual financial statements, except for the impairment test, which is conducted annually, observing indicators during the year as described in notes 15 and 16.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

7.      Cash and cash equivalents

The detailed information on cash and cash equivalents was presented in the annual financial statements for 2014, in note 7.

		Parent Company		Consolidated
	Rate	3.31.2015	12.31.2014	3.31.2015	12.31.2014

Cash and banks - Brazil		72	131	215	403
Cash and banks - Abroad		-	-	223	349
Financial investments	(*)	1,913	2,792	5,185	9,761
Financial investments	11.40%	-	-	522	636
		1,985	2,923	6,145	11,149

(*) Financial investments as at March 31, 2015 refer basically to repurchase agreements, yielding a weighted average rate equivalent to 100.73% of the Interbank Deposit Certificate (“CDI”) and redeemable in terms of less than 90 days.

8.      Trade receivables

The detailed information on trade receivables was presented in the annual financial statements for 2014, in note 8.

	Parent Company		Consolidated
	3.31.2015	12.31.2014	3.31.2015	12.31.2014
			Restated	Restated
Credit card companies (note 8.1)	46	57	1,740	191
Sales vouchers	54	75	228	169
Consumer finance - CDCI (note 8.2)	-	-	2,154	2,268
Trade receivables from cash and carry customers	-	-	267	316
Private label credit card	16	20	16	20
Receivables from related parties (note 12.2)	88	115	45	28
Estimated loss on doubtful accounts (note 8.3)	-	-	(336)	(344)
Receivables from suppliers	34	36	227	256
Extended warranty	-	-	193	237
Other trade receivables	1	2	18	35
Current	239	305	4,552	3,176

Consumer finance – CDCI (note 8.2)	-	-	94	115
Estimated losses on doubtful accounts (note 8.3)	-	-	(8)	(10)
Noncurrent	-	-	86	105

	239	305	4,638	3,281

8.1.   Credit card companies

The Company and its subsidiaries sell credit card receivables to banks or credit card companies in order to strengthen their working capital, without right of subrogation or related obligation.

In 2015 the subsidiary Via Varejo, as part of cash management strategy of the Group, did not sell receivables to credit card companies or banks. The receiving average maturity is 4 months.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

8.      Trade receivables – Continued

8.2.   Consumer finance– CDCI – Via Varejo

Refers to direct consumer credit through an intervening party (CDCI), which can be paid in up to 24 installments, however, the most frequent term is less than 12 months.

Via Varejo maintains agreements with financial institutions where it is designated as the intervening party of these operations (see note 18).

8.3.   Estimated losses on doubtful accounts

	Parent Company		Consolidated
	3.31.2015	12.31.2014	3.31.2015	12.31.2014
			Restated	Restated
At the beginning of the period	-	(3)	(354)	(239)
Loss/reversal in the period	-	-	(100)	(100)
Write-off of receivables	-	2	111	102
Exchange rate changes	-	-	(1)	-
At the end of the period	-	(1)	(344)	(237)

Current	-	-	(336)	(228)
Noncurrent	-	-	(8)	(9)

Below is the aging list of consolidated gross receivables:

			Past-due receivables – Consolidated
	Total	Falling due	<30 days	30-60 days	61-90 days	>90 days

3.31.2015	4,982	4,492	168	88	53	181
12.31.2014	3,635	3,199	141	60	39	196

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

9.      Other receivables

The detailed information on other receivables was presented in the annual financial statements for  2014, in note 9.

	Parent Company		Consolidated
	3.31.2015	12.31.2014	3.31.2015	12.31.2014
			Restated	Restated
Receivables from sale of property and equipment	15	11	48	45
Supplier receivables	-	-	35	30
Advances to suppliers	-	-	12	11
Rental advances	13	14	13	14
Receivables from Audax	7	7	13	13
Amounts to be reimbursed	12	29	133	108
Rental receivable	35	38	52	51
Receivables from Paes Mendonça	-	-	532	532
Receivables from sale of companies	55	54	55	54
Others	6	4	9	36
	143	157	902	894

Current	63	75	266	258
Noncurrent	80	82	636	636

10.    Inventories

The detailed information on inventories was presented in the annual financial statements for 2014, in note 10.

	Parent Company		Consolidated
	3.31.2015	12.31.2014	3.31.2015	12.31.2014
			Restated	Restated
Stores	1,607	1,510	4,147	4,089
Distribution centers	965	987	4,840	4,366
Real estate inventories under construction	-	-	172	172
Estimed losses on obsolescence and breakage (note 10.1)	(8)	(10)	(85)	(91)
	2,564	2,487	9,074	8,536

Current	2,564	2,487	8,902	8,364
Noncurrent	-	-	172	172

10.1.Estimated losses on obsolescence and breakage

	Parent Company		Consolidated
	3.31.2015	3.31.2014	3.31.2015	3.31.2014
			Restated	Restated
At the beginning of the period	(10)	(12)	(91)	(51)
Additions	(2)	(1)	(18)	(6)
Write-offs / reversal	4	6	25	9
Exchange rate changes	-	-	(1)	-
At the end of the period	(8)	(7)	(85)	(48)

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

11.    Recoverable taxes

The detailed information on recoverable taxes was presented in the annual financial statements for 2014, in note 11.

	Parent Company		Consolidated
	3.31.2015	12.31.2014	3.31.2015	12.31.2014
Current			Restated	Restated
State value-added tax on sales and services – ICMS (note 11.1)	101	90	601	590
Social Integration Program/ Tax for Social Security Financing-PIS/COFINS	8	9	52	54
Income Tax on Financial investments	6	3	13	20
Income Tax and Social Contribution	10	3	33	12
Social Security Contribution - INSS	-	-	21	-
Value-Added Tax - France	-	-	97	85
Others	-	-	46	46
Total current	125	105	863	807

Noncurrent
ICMS (note 11.1)	352	319	1,882	1,685
PIS/COFINS	3	-	327	308
INSS	93	73	145	147
Total noncurrent	448	392	2,354	2,140

Total	573	497	3,217	2,947

11.1.   ICMS is expected to be realized as follows:

In	Parent Company	Consolidated
		Restated
Up to one year	101	601
2017	87	521
2018	88	606
2019	83	506
2020	75	207
2021	19	42
	453	2,483

Company’s management reviewed the expected future realization of ICMS using the same premises as of December 31, 2014 including changes occurred in the three-month period ended March 31, 2015. There were no events os circumstances incating the need for modifying the expected future realization of ICMS balances.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties

12.1.   Management and Audit Comitee compensation

The expenses related to management compensation (officers appointed pursuant to the Bylaws including members of the Board of Directors and the related support comittees) Fiscal Council and Audit Committee remuneration recorded in the Company’s statement of income for the periods ended March 31, were as follows:

	Base salary		Variable compensation		Stock option plan		Total
	2015	2014	2015	2014	2015	2014	2015	2014
Board of directors (*)	1	1	-	-	-	-	1	1
Executive officers	8	25	5	5	1	1	14	31
	9	26	5	5	1	1	15	32

 (*) The compensation of the Board of Directors advisory committees (Human Resources and Compensation, Audit, Finance, Sustainable Development and Corporate Governance) is included in this line.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties – Continued

12.2.   Balances and transactions with related parties.

                The detailed information on related parties was presented in the annual financial statements for 2014, in note 12.

	Parent company
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Sales		Purchases		Revenues (expenses)
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Controlling shareholders
Casino	-	-	-	-	4	2	25	19	-	-	-	-	(14)	(6)
Wilkes Participações	-	-	-	-	-	-	-	-	-	-	-	-	(1)	(1)
Euris	-	-	-	-	-	-	2	1	-	-	-	-	-	-
Subsidiaries
Novasoc Comercial	-	-	-	-	-	-	4	-	-	84	-	1	-	2
Sé Supermecados	48	52	-	-	5	3	1,484	1,417	122	23	2	-	5	1
Sendas Distribuidora	39	60	98	182	25	39	-	-	89	86	67	73	26	11
Barcelona	-	2	39	17	3	9	-	-	-	-	-	-	-	-
Via Varejo	1	-	-	-	1	2	337	299	-	-	-	-	(36)	(6)
VVLOG Logística Ltda	-	-	-	-	-	-	1	1	-	-	-	-	-	-
Nova Pontocom	-	-	133	123	-	-	-	2	-	-	-	-	6	-
Xantocarpa	-	-	2	1	-	1	-	-	-	-	-	-	-	-
GPA M&P	-	-	3	1	-	-	-	-	-	-	-	-	-	-
GPA Logistica	-	-	24	23	17	20	-	-	-	-	-	-	-	-
Posto Duque - Salim Maluf	-	-	4	4	-	-	-	-	-	-	-	-	-	-
Posto GPA - Santo André	-	-	1	1	-	-	-	-	-	-	-	-	-	-
Posto GPA - Império	-	-	3	3	-	-	-	-	-	-	-	-	-	-
Posto Duque - Lapa	-	-	1	1	-	-	-	-	-	-	-	-	-	-
Posto GPA - Ciara	-	-	2	2	-	-	-	-	-	-	-	-	-	-
Others	-	1	2	-	-	-	2	1	-	-	-	-	-	-
Subtotal	88	115	312	358	55	76	1,855	1,740	211	193	69	74	(14)	1

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties – Continued

12.1.   Balances and transactions with related parties – Continued

	Parent company
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Sales		Purchases		Revenues (expenses)
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Associates
FIC	-	-	2	-	4	7	-	11	-	-	-	-	10	6
Other related parties
Management Nova Pontocom	-	-	39	39	-	-	-	-	-	-	-	-	1	1
Instituto Grupo Pão de Açúcar	-	-	-	-	-	-	-	-	-	-	-	-	(2)	(2)
Others	-	-	2	1	-	-	-	-	-	-	-	-	-	-
Subtotal	-	-	43	40	4	7	-	11	-	-	-	-	9	5
Total	88	115	355	398	59	83	1,855	1,751	211	193	69	74	(5)	6

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties – Continued

12.1.   Balances and transactions with related parties – Continued

	Consolidated
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Sales		Purchases		Revenues (expenses)
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Controlling shareholder
Casino	25	-	-	-	115	2	72	104	-	-	-	-	(15)	(6)
Wilkes Participações	-	-	-	-	-	-	1	-	-	-	-	-	(1)	(1)
Euris	-	-	-	-	-	-	1	1	-	-	-	-	-	-
Casino’s subsidiaries (note 12.3):
Casino France - Cash Pool	-	-	-	-	-	-	-	50	-	-	-	-	-	-
Polca Emprestimos (i)	-	-	-	-	-	-	829	12	-	-	-	-	-	-
Others	12	-	-	-	5	-	10	9	-	-	-	-	23	-
C´est chez vous	2	-	-	-	19	26	-	26	-	-	-	-	(11)	-
EMC	-	-	-	-	23	-	-	15	-	-	-	-	(38)	-
Exito	3	28	-	-	58	-	-	4	-	-	-	-	(22)	-
Easydis	-	-	-	-	62	55	-	-	-	-	-	-	(39)	-
Big C	2				1		11						(2)	-
Associates
FIC	-	-	13	8	5	9	-	14	-	-	-	-	13	2

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties – Continued

12.1.   Balances and transactions with related parties - Continued

	Consolidated
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Sales		Purchases		Revenues (expenses)
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Other related parties
Casas Bahia Comercial Ltda	-	-	278	263	-	-	-	26	-	-	-	-	(66)	(61)
Management Nova Pontocom	-	-	39	38	-	-	-	-	-	-	-	-	1	1
Instituto Grupo Pão de Açúcar	-	-	-	-	-	-	-	-	-	-	-	-	(2)	(2)
Others	1	-	3	4	-	-	-	-	-	-	-	-	-	-
Total	45	28	333	313	288	92	924	261	-	-	-	-	(159)	(67)

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties – Continued

12.3.   Balances with Casino Group companies:

(i)      Polca: Casino Group entity that has a cash centralization agreement with Cdiscount Group entities. This balance yields EONIA (Euro Overnight Index Average), plus 0.5% per annum on the outstanding cash balance in favor of Polca or Cdiscount. The balance payable as at March 31, 2015 was R$829;

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

13.    Investments

The detailed information on investments was presented in the annual financial statements for 2014, in note 13.

13.1.Breakdown of investments

Parent Company
Sé	Sendas	Novasoc	Via Varejo	Nova Pontocom	NCB (*)	Luxco	Barcelona	Bellamar	GPA M&P	Others	Total
Balances at 12.31.2014 - restated	2,806	1,709	144	1,862	83	507	6	690	286	178	17	8,288
Share of profit (loss) of subsidiaries and associates - restated	4	46	(3)	104	(31)	(3)	(1)	8	21	-	4	149
Share-based payment	-	-	-	1	-	-	-	-	-	-	-	1
Other movements (**)- restated	-	-	-	(3)	(5)	-	-	-	-	-	-	(8)
Balances at 3.31.2015- restated	2,810	1,755	141	1,964	47	504	5	698	307	178	21	8,430
Parent Company
Sé	Sendas	Novasoc	Via Varejo	Nova Pontocom	NCB (*)	Luxco	Barcelona	Bellamar	GPA M&P	API SPE	Others	Total
Balances at 12.31.2013 - restated	2,785	1,551	127	1,534	(27)	475	-	741	233	154	16	101	7,690
Share of profit (loss) of subsidiaries and associates - restated	-	35	4	64	(47)	(5)	-	10	15	(1)	-	(5)	70
Other movements (**)- restated	-	-	-	4	-	-	-	-	-	-	-	-	4
Balances at 3.31.2014 - restated	2,785	1,586	131	1,602	(74)	470	-	751	248	153	16	96	7,764

(*)    In the case of NCB, the investment amount refers to the effects of the fair value measurements of the business combination. For Via Varejo, the fair value effects were considered together with the accounting investment held in this subsidiary.

(**) Includes the effects of the exchange rate changes on translation of the foreign subsidiaries’ financial information.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

13.    Investments – Continued

13.1.   Breakdown of investments – Continued

	Consolidated
	FIC	BINV	Others	Total
Balances at 12.31.2014	373	21	7	401
Share of profit (loss) of associates	30	(2)	-	28
Write-offs	-	-	(6)	(6)
Exchange rate changes	-	-	(1)	(1)
Balances at 3.31.2015	403	19	-	422

	Consolidated
	FIC	BINV	Others	Total
Balances at 12.31.2013	290	19	1	310
Share of profit (loss) of associates	21	-	-	21
Dividends receivable	-	-	-	-
Balances at 3.31.2014	311	19	1	331

14.    Business combination

The detailed information on business combination was presented in the annual financial statements for 2014, in note 14.There were no business combination for the three-month period ended March 31, 2015.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

15.    Property and equipment

	Parent Company
	Balance at 12.31.2014	Additions	Depreciation	Write-offs	Transfers	Balance at 3.31.2015
Land	1,213	-	-	(7)	5	1,211
Buildings	1,853	1	(15)	-	-	1,839
Leasehold improvements	1,635	2	(32)	(1)	56	1,660
Machinery and equipment	806	66	(36)	(2)	(1)	833
Facilities	161	3	(4)	-	1	161
Furniture and fixtures	312	25	(11)	(1)	-	325
Vehicles	17	2	(1)	-	-	18
Construction in progress	65	55	-	-	(62)	58
Others	38	9	(4)	-	(4)	39
Total	6,100	163	(103)	(11)	(5)	6,144

Finance lease
IT equipment	7	-	(1)	-	-	6
Buildings	18	-	-	-	-	18
	25	-	(1)	-	-	24
Total	6,125	163	(104)	(11)	(5)	6,168

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

	Parent Company
	Balance at 12.31.2013	Additions	Depreciation	Write-offs	Transfers	Balance at 3.31.2014
Land	1,198	-	-	-	-	1,198
Buildings	1,929	1	(14)	-	-	1,916
Leasehold improvements	1,514	-	(27)	-	90	1,577
Machinery and equipment	766	40	(34)	(2)	1	771
Facilities	156	3	(4)	-	6	161
Furniture and fixtures	293	13	(10)	(1)	-	296
Vehicles	18	1	(1)	-	-	17
Construction in progress	131	35	-	-	(96)	70
Others	38	3	(3)	-	(1)	37
Total	6,043	96	(93)	(3)	-	6,043

Finance lease
IT equipment	13	-	(2)	-	-	11
Buildings	19	-	-	-	-	19
	32	-	(2)	-	-	30
Total	6,075	96	(95)	(3)	-	6,073

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

15.    Property and equipment – Continued

	Parent Company
	Balance at 3.31.2015			Balance at 12.31.2014
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	1,211	-	1,211	1,213	-	1,213
Buildings	2,755	(916)	1,839	2,754	(901)	1,853
Leasehold improvements	2,929	(1,269)	1,660	2,873	(1,238)	1,635
Machinery and equipment	1,896	(1,063)	833	1,842	(1,036)	806
Facilities	388	(227)	161	384	(223)	161
Furniture and fixtures	743	(418)	325	721	(409)	312
Vehicles	29	(11)	18	27	(10)	17
Construction in progress	58	-	58	65	-	65
Others	109	(70)	39	105	(67)	38
	10,118	(3,974)	6,144	9,984	(3,884)	6,100

Finance lease
IT equipment	32	(26)	6	32	(25)	7
Buildings	34	(16)	18	34	(16)	18
	66	(42)	24	66	(41)	25
Total	10,184	(4,016)	6,168	10,050	(3,925)	6,125

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

15.    Property and equipment – Continued

	Consolidated
	Balance at 12.31.2014	Additions	Depreciation	Write-offs	Transfers	Exchange rate changes	Balance at 3.31.2015
Land	1,449	-	-	(7)	6	-	1,448
Buildings	2,047	11	(16)	-	-	-	2,042
Leasehold improvements	3,182	60	(56)	(2)	103	-	3,287
Machinery and equipment	1,605	119	(74)	(12)	9	-	1,647
Facilities	381	14	(11)	-	7	1	392
Furniture and fixtures	601	45	(22)	(3)	2	1	624
Vehicles	121	3	(3)	(1)	-	-	120
Construction in progress	166	84	-	-	(127)	-	123
Other	73	19	(7)	-	(4)	-	81
Total	9,625	355	(189)	(25)	(4)	2	9,764

Finance lease
Equipment	16	-	(1)	-	(1)	-	14
IT equipment	26	-	(5)	-	1	-	22
Facilities	1	-	-	-	-	-	1
Furniture and fixtures	7	-	-	-	-	-	7
Vehicles	1	-	-	-	-	-	1
Buildings	23	-	-	-	-	-	23
	74	-	(6)	-	-	-	68
Total	9,699	355	(195)	(25)	(4)	2	9,832

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

15.    Property and equipment – Continued

	Consolidated
	Balance at 12.31.2013	Additions	Depreciation	Write-offs	Transfers	Balance at 3.31.2014
Land	1,412	-	-	-	(1)	1,411
Buildings	2,017	9	(16)	-	65	2,075
Leasehold improvements	2,787	45	(48)	1	62	2,847
Machinery and equipment	1,446	63	(67)	(3)	5	1,444
Facilities	326	11	(9)	-	11	339
Furniture and fixtures	526	25	(17)	-	8	542
Vehicles	166	2	(5)	(9)	-	154
Construction in progress	209	77	-	-	(148)	138
Other	67	5	(6)	-	-	66
Total	8,956	237	(168)	(11)	2	9,016

Finance lease
Equipment	20	-	(1)	-	-	19
IT equipment	43	-	(5)	-	-	38
Facilities	1	-	-	-	-	1
Furniture and fixtures	8	-	-	-	-	8
Vehicles	1	-	-	-	-	1
Buildings	24	-	-	-	-	24
	97	-	(6)	-	-	91
Total	9,053	237	(174)	(11)	2	9,107

	Consolidated
	Balance at 3.31.2015			Balance at 12.31.2014
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	1,448	-	1,448	1,449	-	1,449
Buildings	3,025	(983)	2,042	3,013	(966)	2,047
Leasehold improvements	5,091	(1,804)	3,287	4,929	(1,747)	3,182
Machinery and equipment	3,299	(1,652)	1,647	3,191	(1,586)	1,605
Facilities	745	(353)	392	722	(341)	381
Furniture and fixtures	1,214	(590)	624	1,171	(570)	601
Vehicles	179	(59)	120	179	(58)	121
Construction in progress	123	-	123	166	-	166
Others	203	(122)	81	188	(115)	73
	15,327	(5,563)	9,764	15,008	(5,383)	9,625

Finance lease
Equipment	35	(21)	14	36	(20)	16
Hardware	174	(152)	22	174	(148)	26
Facilities	2	(1)	1	2	(1)	1
Furniture and fixtures	16	(9)	7	15	(8)	7
Vehicles	2	(1)	1	2	(1)	1
Buildings	44	(21)	23	44	(21)	23
	273	(205)	68	273	(199)	74
Total	15,600	(5,768)	9,832	15,281	(5,582)	9,699

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

15.    Property and equipment – Continued

15.1.   Capitalized borrowing costs

The consolidated borrowing costs for the three-month period ended March 31, 2015 were R$4 (R$3 for the three-month period ended March 31, 2014). The rate used to determine the borrowing costs eligible for capitalization was 104.63% of the CDI (105.17% of the CDI for the period ended March 31,2014), corresponding to the effective interest rate on the Company’s borrowings.

15.2.   Additions to property and equipment

	Parent Company		Consolidated
	3.31.2015	3.31.2014	3.31.2015	3.31.2014

Additions	163	96	355	237
Capitalized interest	(2)	(2)	(4)	(3)
Fixed assets financing - Additions	(142)	-	(168)	-
Fixed assets financing - Payments	192	-	230	-
Total	211	94	413	234

15.3.   Other information

As at March 31, 2015, the Company and its subsidiaries recorded in cost of sales and services the amount of R$12 (R$10 as at March 31, 2014) in parent company and R$32 (R$26 as at March 31, 2014) in consolidated referring to the depreciation of its fleet of trucks, machinery, buildings and facilities related to the distribution centers.

The Company did not identify evidence of impairment of its property and equipment items that would require a new impairment test as at March 31, 2015.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

16.    Intangible assets

The detailed information on intangible assets was presented in the annual financial statements for 2014, in note 16.

	Parent company
	Balance at 12.31.2014	Additions	Amortization	Balance at 3.31.2015
Goodwill - home appliances	179	-	-	179
Goodwill - retail	394	-	-	394
Commercial rigths - retail (note 16.5)	43	-	-	43
Software and implementation	579	24	(24)	579
Total	1,195	24	(24)	1,195

	Parent company
	Balance at 12.31.2013	Additions	Amortization	Balance at 3.31.2014
Goodwill - home appliances	179	-	-	179
Goodwill - retail	355	-	-	355
Commercial rigths - retail (note 16.5)	42	-	-	42
Software and implementation	551	19	(21)	549
Total	1,127	19	(21)	1,125

	Balance at 3.31.2015			Balance at 12.31.2014
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Goodwill - home appliances	179	-	179	179	-	179
Goodwill - retail	1,113	(719)	394	1,113	(719)	394
Commercial rights - retail	43	-	43	43	-	43
Software and implementation	968	(389)	579	943	(364)	579
	2,303	(1,108)	1,195	2,278	(1,083)	1,195

	Consolidated
	Balance at 12.31.2014	Additions	Amorti- zation	Write-offs	Transfers	Exchange rate changes	Balance at 3.31.2015
	Restated	Restated	Restated				Restated
Goodwill - cash and carry	362	-	-	-	-	-	362
Goodwill - home appliances	920	-	-	-	-	-	920
Goodwill - retail	747	-	-	-	-	-	747
Goodwill - e-commerce	254	-	-	-	-	22	276
Brand - cash and carry	39	-	-	-	-	-	39
Brand - home appliances	2,061	-	-	-	-	-	2,061
Brand - e-commerce	30	-	-	-	-	3	33
Commercial rights - home appliances	574	-	(1)	-	-	-	573
Commercial rights - retail	46	-	-	-	-	-	46
Commercial rights - cash and carry	34	-	-	-	-	-	34
Costumer relationship - home appliances	2	-	-	-	-	-	2
Lease agreement under advantageous condition - NCB	97	-	(6)	-	-	-	91
Contractual rights	179	-	(8)	-	-	-	171
Software	965	55	(49)	(17)	20	14	988
Software CL	91	-	(3)	-	-	-	88
Others	47	27	-	(1)	(19)	4	58
Total	6,448	82	(67)	(18)	1	43	6,489

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

16.    Intangible assets – Continued

	Balance at 12.31.2013	Additions	Amortization	Write-off	Transfers	Balance at 03.31.2014
Goodwill - cash and carry	362	-	-	-	-	362
Goodwill - home appliances	896	-	-	-	-	896
Goodwill - retail	747	-	-	-	-	747
Goodwill - e-commerce	-	-	-	-	-	-
Brand - cash and carry	39	-	-	-	-	39
Brand - home appliances	2.061	-	-	-	-	2.061
Brand - e-commerce	-	-	-	-	-	-
Commercial rights - home appliances	576	-	(2)	-	-	574
Commercial rights - retail	43	-	-	-	1	44
Commercial rights - cash and carry	29	-	-	-	-	29
Costumer relationship - home appliances	6	-	(2)	-	-	4
Lease agreement – under advantageous condition - NCB	138	-	(11)	-	-	127
Contractual Rights	-	-	-	-	-	-
Software	693	37	(28)	-	-	702
Software CL	77	-	(3)	-	-	74
Other	-	-	-	-	-	-
Total	5.667	37	(46)	-	1	5.659

	Consolidated
	Balance at 3.31.2015			Balance at 12.31.2014
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
		Restated			Restated
Goodwill - cash and carry (note 16.1)	371	(9)	362	371	(9)	362
Goodwill - home appliances (note 16.1)	920	-	920	920	-	920
Goodwill - retail (note 16.1)	1,848	(1,101)	747	1,848	(1,101)	747
Goodwill - e-commerce (note 16.1)	276	-	276	254	-	254
Brand - cash and carry	39	-	39	39	-	39
Brand - home appliances	2,061	-	2,061	2,061	-	2,061
Brand - e-commerce	33	-	33	30	-	30
Commercial rights - home appliances	637	(64)	573	637	(63)	574
Commercial rights - retail	46	-	46	46	-	46
Commercial rights - cash and carry	34	-	34	34	-	34
Costumer relationship - home appliances	34	(32)	2	34	(32)	2
Lease agreement under advantageous condition - NCB	292	(201)	91	292	(195)	97
Contractual rights	186	(15)	171	186	(7)	179
Software	1,596	(608)	988	1,567	(602)	965
Software CL	112	(24)	88	112	(21)	91
Others	70	(12)	58	58	(11)	47
	8,555	(2,066)	6,489	8,489	(2,041)	6,448

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

16.    Intangible assets – Continued

16.1.Impairment testing of goodwill and intangible assets

Goodwill and intangible assets were tested for impairment as at December 31, 2014 according to the method described in note 4 - Significant accounting policies, in the financial statements for the year ended December 31, 2014 released on February 12, 2015.

As a result of the impairment test conducted in 2014 and because there is no evidence of impairment as at March 31, 2015, the Company concluded that it is not necessary to conduct a new impairment test of these assets. For the year ending December 31, 2015, the Company’s management will conduct a new impairment test for all goodwill and intangible assets recognized until this date.

16.2.Additions to intangible assets

	Parent Company		Consolidated
	3.31.2015	3.31.2014	3.31.2015	3.31.2014

			Restated	Restated
Additions	24	19	82	37
Other account payable (i)	-	-	11	-
Intangible assets financing - Additions	(3)	-	(3)	-
Intangible assets financing - Payments	6	-	6	-
Total	27	19	96	37

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

17.    Trade payables

	Parent Company		Consolidated
	3.31.2015	12.31.2014	3.31.2015	12.31.2014
			Restated	Restated
Product suppliers	2,616	3,606	10,774	13,476
Service suppliers	126	114	784	807
Rebates (note 17.1)	(320)	(540)	(475)	(890)
	2,422	3,180	11,083	13,393

17.1 Accounts receivable from vendors

Include bonuses obtained from suppliers, recorded as a reduction of trade payables, as agreed between the parties.

18.    Borrowings and financing

The detailed information on borrowings and financing was presented in the annual financial statements for  2014, in note 18.

18.1.Debt breakdown

		Parent Company		Consolidated
	Average rate	3.31.2015	12.31.2014	3.31.2015	12.31.2014

Current
Debentures
Debentures, net (note 18.4)		2,090	2,052	2,498	2,672

Borrowings and financing
Local currency
BNDES (note 18.5)	TJLP(*) + 3.55 per year	82	82	86	89
BNDES (note 18.5)	3.68% per year	9	8	15	14
IBM	CDI(**) - 0.71% per year	-	-	35	34
Working capital	104.75% of CDI	188	481	243	753
Working capital	13.60% per year	219	213	2,745	2,953
Working capital	TR(***) + 9.98% per year	-	-	2	-
Finance lease (note 24)		26	25	34	34
Swap contracts (note 18.6)	102.00% of CDI	(13)	(12)	(13)	(12)
Borrowing cost		(2)	(2)	(2)	(3)
		509	795	3,145	3,862
Foreign currency
Working capital	USD + 1.38% per year	227	43	245	56
Swap contracts (note 18.6)	103.15% of CDI	(54)	5	(58)	4
		173	48	187	60
Total current		2,772	2,895	5,830	6,594

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

18.    Borrowings and financing – Continued

18.1.Debt breakdown – Continued

		Parent Company		Consolidated
Noncurrent	Weighted average rate	3.31.2015	12.31.2014	3.31.2015	12.31.2014

Debentures
Debentures, net (note 18.4)		896	896	896	896

Borrowings and financing
Local currency
BNDES (note 18.5)	TJLP(*) + 3.60 per year	62	82	61	82
BNDES (note 18.5)	3.01% per year	14	14	64	57
IBM	CDI(**) - 0.71% per year	-	-	64	74
Working capital	13.74% per year	-	-	113	136
Working capital	107.08% of CDI	889	874	1,025	1,006
Working capital	TR(***) + 9.88 per year	-	-	75	21
Finance lease	(note 24)	125	131	222	229
Borrowing cost		(4)	(5)	(7)	(6)
		1,086	1,096	1,617	1,599
Foreign currency
Working capital (i)	USD + 1.79% per year	897	669	1,208	669
Swap contracts (note 18.6)	102.26% of CDI	(169)	(30)	(189)	(30)
		728	639	1,019	639
Total noncurrent		2,710	2,631	3,532	3,134

(*) Long-term interest rate - TJLP

(**) Interbank deposit certificate - CDI

(***) Benchmark reference rate - TR

18.2.Changes in borrowings

	Parent Company	Consolidated
At December 31, 2014	5,526	9,728
Additions	215	1,571
Accrued interest	136	245
Accrued swap	(178)	(211)
Mark-to-market	1	1
Monetary and exchange rate changes	199	236
Borrowing cost	1	1
Interest paid	(103)	(235)
Payments	(296)	(1,955)
Swap paid	(19)	(19)
At March 31, 2015	5,482	9,362

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

18.    Borrowings and financing – Continued

18.3.Maturity schedule of borrowings and financing recorded in noncurrent liabilities

Year	Parent Company	Consolidated
2016	525	952
2017	1,014	1,194
2018	204	247
After 2019	974	1,150
Subtotal	2,717	3,543

Borrowing costs	(7)	(11)
Total	2,710	3,532

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

18.    Borrowings and financing – Continued

18.4.Debentures

				Date				Parent Company		Consolidated
	Type	Issue amount	Outstanding debentures	Issue	Maturity	Annual financial charges	Unit price	3.31.2015	12.31.2014	3.31.2015	12.31.2014
Parent Company
10th Issue – 1st series - GPA	No preference	800,000	80,000	12/29/11	6/29/15	108.5% of CDI	10,315	825	801	825	801
11th Issue – GPA	No preference	1,200,000	120,000	5/2/12	11/2/15	CDI + 1%	10,504	1,260	1,223	1,260	1,223
12th Issue – GPA	No preference	900,000	900,000	9/12/14	9/12/19	107.00% of CDI	1,007	906	930	906	930

Subsidiaries
3rd Issue – 1st Series – Via Varejo	No preference	400,000	40,000	1/30/12	7/30/15	CDI + 1%	10,200	-	-	408	420
1st Issue – 2nd Series – Via Varejo	No preference	200,000	-	6/29/12	1/29/15	CDI + 0.72%	-	-	-	-	200

Borrowing cost								(5)	(6)	(5)	(6)
Parent company/Consolidated – current and noncurrent								2,986	2,948	3,394	3,568
Current liabilities								2,090	2,052	2,498	2,672
Noncurrent liabilities								896	896	896	896

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

18.    Borrowings and financing – Continued

18.5 Guarantees

The Company signed promissory notes and letters of guarantee as collateral for borrowings and financing with BNDES.

18.6 Swap contracts

The Company uses swap transactions for 100% of its borrowings denominated in US dollars and fixed interest rates, exchanging these obligations for Real linked to CDI (floating) interest rates. These contracts have a total debt term and protect the interest and the principal. The weighted average annual rate of CDI in 2015 was 11.26% (8.90% in 2014).

18.7 Credit facilities

The Company and subsidiaries entered into credit facility agreements in the amount of R$1,350. These agreements were entered into under market conditions and are effective for 2016 and 2017.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

19.    Financial instruments

The detailed information on financial instruments was presented in the annual financial statements for 2014, in note 19.

The main financial instruments and their carrying amounts in the interim financial information, by category, are as follows:

	Parent Company		Consolidated
	Carrying amount		Carrying amount
	3.31.2015	12.31.2014	3.31.2015	12.31.2014
			Restated	Restated
Financial assets:
Loans and receivables (including cash)
Cash and cash equivalents	1,985	2,923	6,145	11,149
Trade receivables and other receivables	382	462	5,540	4,175
Related parties - assets (*)	355	398	333	313
Financial liabilities:
Other financial liabilities - amortized cost
Related parties - liabilities (*)	(1,855)	(1,751)	(924)	(261)
Trade payables	(2,422)	(3,180)	(11,083)	(13,393)
Financing for purchase of assets	(35)	(88)	(41)	(107)
Acquisition of noncontrolling interest	-	-	(136)	(130)
Debentures	(2,986)	(2,948)	(3,394)	(3,568)
Borrowings and financing	(1,389)	(1,691)	(4,479)	(5,241)
Fair value through profit or loss
Borrowings and financing, including derivatives	(1,107)	(887)	(1,489)	(919)
Net exposure	(7,072)	(6,762)	(9,528)	(7,982)

(*)Transactions with related parties refer mainly to transactions between the Company and its subsidiaries and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed between the parties.

The fair value of other financial instruments detailed in table above approximates the carrying amount based on the existing terms and conditions. The financial instruments measured at amortized cost, the related fair values of which differ from the carrying amounts, are disclosed in note 19.3.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

19.    Financial instruments – Continued

19.1.   Considerations on risk factors that may affect the business of the Company and its subsidiaries

(i)  Capital risk management

The main objective of the Company’s capital management is to ensure that the Company sustains its credit rating and a well-defined equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

There were no changes as to objectives, policies or processes during the three-months period ended March 3, 2015.

	Parent Company		Consolidated
	03.31.2015	12.31.2014	3.31.2015	12.31.2014
Cash and cash equivalents	1,985	2,923	6,145	11,149
Borrowings and financing	(5,482)	(5,526)	(9,362)	(9,728)
Other liabilities from relataded parties (note 12.2) (*)	-	-	(829)	(12)

(*) Represent loans of Cdiscount with Casino Finance International S.A. (Polca).

(ii)      Liquidity risk management

The Company manages liquidity risk through the daily follow-up of cash flows, control of maturitites of financial assets and liabilities, and a close relationship with the main financial institutions.

The table below summarizes the aging profile of the Company’s financial liabilities as at March 31, 2015 and December 31, 2014.

19.1.1.     Parent Company

	Parent Company
	Up to 1 Year		1 – 5 years		More than 5 years		Total
	2015	2014	2015	2014	2015	2014	2015	2014
Borrowings and financing	772	867	2,183	2,006	9	8	2,964	2,881
Debentures	2,329	2,313	1,269	1,315	-	-	3,598	3,628
Derivatives	26	50	(94)	(38)	-	-	(68)	12
Finance lease	30	29	98	100	38	42	166	171
Trade payables	2,422	3,180	-	-	-	-	2,422	3,180
Total	5,579	6,439	3,456	3,383	47	50	9,082	9,872

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

19.    Financial instruments – Continued

19.1.     Considerations on risk factors that may affect the business of the Company and its subsidiaries – Continued

 (ii)   Liquidity management risk – Continued

19.1.2.     Consolidated - restated

	Consolidated
	Up to 1 Year		1 – 5 years		More than 5 years		Total
	2015	2014	2015	2014	2015	2014	2015	2014
Borrowings and financing	3,536	4,076	2,991	2,465	101	46	6,628	6,587
Debentures	2,755	2,964	1,269	1,315	-	-	4,024	4,279
Derivatives	57	50	(90)	(36)	7	1	(26)	15
Finance lease	48	48	173	174	92	101	313	323
Trade payables	11,083	13,393	-	-	-	-	11,083	13,393
Acquisition of noncontrolling interest	70	73	73	71	-	-	143	144
Total	17,549	20,604	4,416	3,989	200	148	22,165	24,741

(iii)     Derivative financial instruments

		Consolidated
		Notional value		Fair value
		3.31.2015	12.31.2014	3.31.2015	12.31.2014
Fair value hedge
Purpose of hedge (debt)		1,396	842	1,747	959

Long position (buy)			-		-
Prefixed rate	11.58% per year	205	151	294	234
US$ + fixed	1.79% per year	1,191	691	1,458	732
		1,396	842	1,752	966
Short position (sell)
	102.44% per year	(1,396)	(842)	(1,491)	(928)
Net hedge position		-	-	261	38

Realized and unrealized gains and losses on these contracts during the three-month period ended March 31, 2015 are recorded in financial income (expenses), net. and the balance payable at fair value is R$261 (R$38 as at December 31, 2014), recorded in line item  “Borrowings and financing”.

The effects of the fair value hedge recorded in the statement of income for the period ended March 31, 2015 were a gain of R$208 (loss of R$25 as at March 31, 2014).

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

19.    Financial instruments – Continued

19.2.Sensitivity analysis of financial instruments

The Company discloses the net exposure of the derivative financial instruments, the corresponding financial instruments and certain financial instruments in the sensitivity analysis table below, for each of the scenarios mentioned.

For the probable scenario, the weighted average exchange rate was R$3.76 on the due date, and the weighted interest rate was 13.39% per year. The sources used are the same as those of the annual financial statements for 2014.

(i)       Fair value hedge (fixed rate)

			Market projection
Transactions	Risk	Balance at 3.31.2015	Scenario I	Scenario II	Scenario III

Debt at fixed rate		(294)	(460)	(460)	(460)
Swap (long position at fixed rate)		294	460	460	460
	Net effect	-	-	-	-

Swap (short position in CDI)	CDI increase	(281)	(542)	(676)	(858)

Total net effect (loss)			(261)	(395)	(577)

(ii)      Fair value hedge (exchange rate)

			Market projection
Transactions	Risk	Balance at 3.31.2015	Scenario I	Scenario II	Scenario III

Debt - US$	US$ increase	(1,453)	(1,799)	(2,249)	(2,698)
Swap (long position in US$)		1,458	1,809	2,261	2,713
	Net effect	5	10	12	15

Swap (short position in CDI)	CDI increase	(1,211)	(1,554)	(1,633)	(1,713)

Estimated financial liabilities		(1,206)	(1,544)	(1,621)	(1,698)

Total net effect (loss)			(338)	(415)	(492)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

19.    Financial instruments – Continued

19.2.Sensitivity analysis of financial instruments - Continued

(iii)     Other financial instruments

			Market projection
Transactions	Risk (CDI increase)	Balance at 3.31.2015	Scenario I	Scenario II	Scenario III

Debentures	CDI + 1%	(1,260)	(1,444)	(1,486)	(1,529)
Debentures	107.83% of CDI	(1,731)	(1,981)	(2,044)	(2,106)
Debentures - Via Varejo	CDI + 1%	(408)	(467)	(481)	(495)
Bank loans - CBD	106.7% of CDI	(1,078)	(1,232)	(1,270)	(1,309)
Leases	100.09% of CDI	(202)	(230)	(236)	(243)
Leases	95% of CDI	(24)	(27)	(27)	(28)
Bank loans- Via Varejo	CDI - 0.71%	(102)	(115)	(118)	(121)
Bank loans - Barcelona	106.92 % of CDI	(191)	(219)	(226)	(232)
Total borrowings and financing exposure		(4,996)	(5,715)	(5,888)	(6,063)

Cash and cash equivalents (*)	100.73% of CDI (*)	5,185	5,886	6,059	6,234
Net exposure		189	171	171	171
Total net effect – gain (loss)			(18)	(18)	(18)
(*) weighted average

19.3.Fair value measurements

The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amount, in accordance with CPC 46 (“IFRS13”), which refer to the concepts of measurement and disclosure requirements.

The fair values of cash and cash equivalents, trade receivables, short-term debt and trade payables are equivalent to their carrying amounts.

The table below presents the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, the fair value of which is disclosed in the financial statements:

	Carrying amount at 3.31.2015	Fair value at 3.31.2014	Fair value measurement at the end of the reporting period using other significant observable assumptions
Financial instruments at fair value through profit (loss)
Cross-currency interest rate swaps	276	276	(Level 2)
Interest rate swaps	13	13	(Level 2)
Borrowings and financing (fair value)	(1,778)	(1,778)	(Level 2)

Financial instruments at amortized cost, in which the fair value is disclosed
Borrowings and financing (amortized cost)	(7,873)	(7,910)	(Level 2)
Total	(9,362)	(9,399)

There were no changes between the fair value measurements levels in the three-month period ended March 31, 2015.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

•         Cross-currency and interest rate swaps and borrowings and financing are classified in level 2 since the fair value of such financial instruments was determined based on readily observable market inputs, such as expected interest rate and current and future foreign exchange rate.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

19.    Financial instruments – Continued

19.4.Consolidated position of derivative transactions

The consolidated position of outstanding derivative transactions is presented in the table below:

Outstanding					Amount payable or receivable		Fair value
Description	Counterparties	Notional value	Contracting date	Maturity	3.31.2015	12.31.2014	3.31.2015	12.31.2014
Exchange swaps
registered with Cetip(*)
(US$ x CDI)
	Banco Tokyo	US$ 75	1/14/2014	1/10/2017	58	16	54	11
	Banco JP Morgan	US$ 50	3/19/2014	3/21/2016	42	14	40	11
	Citibank	US$ 16	10/14/2014	10/14/2015	12	3	12	2
	Mizuho	US$ 50	10/31/2014	10/31/2017	36	8	32	4
	Citibank	US$ 85	11/21/2014	11/21/2016	50	3	44	(4)
	Citibank	US$ 5	10/14/2014	10/14/2015	4	1	4	1
	Banco Tokyo	US$ 75	1/2/2015	12/29/2016	42	-	39	-
	Citibank	US$ 5	1/28/2015	1/28/2016	3	-	3	-
	HSBC	US$ 100	2/25/2015	11/25/2016	31	-	20	-
Interest rate swap
registered with CETIP
(fixed rate x CDI)
	Banco do Brasil	R$ 130	6/28/2010	6/2/2015	13	13	13	12
	Itaú BBA	R$ 21	11/11/2014	11/5/2026	-	1	-	1
					291	59	261	38

(*) Clearinghouse for the Custody and Financial Settlement of Securities

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

20.     Taxes and contributions payable and taxes payable in installments

The detailed information on taxes and contributions payable and taxes payable in installments was presented in the annual financial statements for 2014, in note 20.

20.1.Taxes and contributions payable and taxes payable in installments

	Parent Company		Consolidated
	3.31.2015	12.31.2014	3.31.2015	12.31.2014

PIS and COFINS	10	31	316	360
Provision for income tax and social contribution	20	48	49	161
ICMS	14	23	102	153
Others	3	6	109	118
	47	108	576	792

Taxes payable in installments - Law 11,941/09	675	680	675	680
INSS	-	-	-	-
Others	10	12	10	12
	685	692	685	692

Current	123	183	652	867
Noncurrent	609	617	609	617

20.2.     Maturity schedule of taxes payable in installments in noncurrent liabilities:

In	Parent Company	Consolidated

2016	56	56
2017	75	75
2018	72	72
2019	72	72
After 2020	334	334
	609	609

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

21.    Income tax and social contribution

The detailed information on income tax and social contribution was presented in the annual financial statements for 2014, in note 21.

21.1.        Income and social contribution tax expense reconciliation

	Parent Company		Consolidated
	3.31.2015	3.31.2014	3.31.2015	3.31.2014
	Restated		Restated
Profit before income tax and social contribution	208	290	405	493
Income tax and social contribution at the nominal rate	(52)	(59)	(118)	(123)
of 25% for the Company and 34% for its subsidiaries Reversal of provision for non-realization of deferred income tax	-	-	(27)	(26)
Tax penalties	(2)	(1)	(2)	(1)
Share of profit of subsidiaries and associates	37	17	8	6
Other permanent differences (nondeductible)	1	(3)	(14)	(12)
Effective income tax and social contribution	(16)	(46)	(153)	(155)

Income tax and social contribution for the period:
Current	-	(44)	(96)	(121)
Deferred	(16)	(2)	(57)	(34)
Deferred income tax and social contribution expense	(16)	(46)	(153)	(155)
Effective rate	7.69%	19.41%	37.78%	36.99%

CBD does not pay social contribution based on a final and unappealable court decision in the past; therefore its nominal rate is 25%.

21.2.        Breakdown of deferred income tax and social contribution

	Parent Company		Consolidated
	3.31.2015	12.31.2014	3.31.2015	12.31.2014

Tax losses	39	-	418	354
Provision for risks	167	156	358	346
Provision for derivative transactions taxed on a cash basis	(54)	(5)	(58)	(10)
Estimated loss on doubtful accounts	3	1	92	94
Provision for current expenses	3	3	42	63
Goodwill tax amortization	4	16	(487)	(469)
Present value adjustment	1	1	(5)	(6)
Lease adjustment	8	8	(103)	(95)
Mark-to-market adjustment	(1)	(2)	(2)	(2)
Fair value of assets acquired in business combination	-	-	(800)	(790)
Technological innovatiuon - future realization	(20)	(21)	(20)	(21)
Depreciation of fixed assets as per tax rates	(121)	(114)	(132)	(124)
Other	10	13	21	18
Deferred income tax and social contribution	39	56	(676)	(642)

Noncurrent assets	39	56	505	491
Noncurrent liabilities	-	-	(1,181)	(1,133)
Deferred income tax and social contribution	39	56	(676)	(642)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

21.    Income tax and social contribution – Continued

21.2.Breakdown of deferred income tax and social contribution – Continued

The Company estimates to recover these deferred tax assets as follows:

Year	Parent Company	Consolidated

2017	6	409
2018	17	183
2019	16	126
2020	-	(7)
2021	-	(206)
	39	505

21.3.Changes in deferred income tax and social contribution

	Parent Company		Consolidated
	3.31.2015	12.31.2014	3.31.2015	12.31.2014
At the beginning of the period	56	121	(642)	(110)
Expense for the period	(16)	(68)	(57)	(222)
Corporate restructuring	-	-	-	41
Exchange rate changes	-	-	11	4
Payment of installments and other tax obligations	-	-	-	(379)
Others	(1)	3	12	24
At the end of the period	39	56	(676)	(642)

22.    Acquisition of companies

The detailed information on acquisition of companies was presented in the annual financial statements for 2014, in note 22.

	Consolidated
	3.31.2015	12.31.2014

Acquisition of interest in Assaí	6	6
Acquisition of interest in Sendas	130	124
	136	130

Current liabilities	75	73
Noncurrent liabilities	61	57

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

23.    Provision for risks

The provision for risks is estimated by the Company’s management, supported by its legal counsel. The provision was recognized in an amount considered sufficient to cover probable losses.

23.1.Parent Company

	PIS/COFINS	Tax and others	Social security and labor	Civil	Total
Balance at December 31, 2014	40	190	168	85	483

Additions	-	1	5	7	13
Payments	-	-	(4)	(1)	(5)
Reversals	-	(10)	-	(13)	(23)
Inflation adjustment	1	6	4	5	16

Balance at March 31, 2015	41	187	173	83	484

23.2.Consolidated

	PIS/COFINS	Tax and others	Social security and labor	Civil	Total
Balance at December 31, 2014	79	510	521	234	1,344

Additions	3	4	52	66	125
Payments	-	-	(39)	(27)	(66)
Reversals	-	(11)	(7)	(55)	(73)
Inflation adjustment	2	8	14	14	38
Exchange rates changes	-	2	-	-	2
Balance at March 31, 2015	84	513	541	232	1,370

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

23.    Provision for risks – Continued

23.3.Tax

As per prevailing legislation, tax claims are subject to monetary indexation, which refers to an  adjustment to the provision for tax risks according to the indexation rates used by each tax jurisdiction. In all cases, both the interest charges and fines, when applicable, were computed and fully provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

COFINS and PIS

Since the noncumulative regime to calculate PIS and COFINS has been used, the Company and its subsidiaries have challenged the right to deduct ICMS from the base of these two contributions. The amount accrued as at March 31, 2015 is R$ 77 (R$ 72 as at December 31, 2014).

Tax and others

Tax

The Company and its subsidiaries have other tax claims, which after analysis by its legal counsel, were considered as probable losses and accrued by the Company. These refer to: (i) tax assessment notices related to purchase, industrialization and sale of soybean and byproducts exports (PIS, COFINS and IRPJ); (ii) challenge on the non-application of the Accident Prevention Factor - FAP for 2011; (iii) challenge on the Poverty Fighthing Fund established by the Rio de Janeiro State Government; (iv) challenges on purchases from suppliers considered not qualified in the State Finance Department registry, error in application of rate and accessory  obligations by State tax authorities; and (v) other less relevant issues.

The amount accrued for these matters as at March 31, 2015 is R$111 (R$108 as at December 31, 2014).

The Federal Supreme Court ("STF") on October 16, 2014 decided that ICMS taxpayers that trade products included in the “basked of food staples” have no right to fully utilize the ICMS credits. The Company, with the assistance of its legal counsel, decided that it would be an appropriate procedure to record a provision for this matter amounting to R$ 143 as at March 31, 2015 (R$147 as at December 31, 2014) since this claim is considered a “probable” loss. The amounts accrued represent Management’s best estimate of the probable cash disbursement to settle this claim.

The Company claims in court the eligibility to not pay the contributions provided for by Supplementary Law 110/01, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount as at March 31, 2015 is R$51 (R$48 as at December 31, 2014).

The Company also recorded a provision for contingent tax liabilities related to the equity interest of Cdiscount S.A., as required by CPC 15 (IFRS 3). As at March 31, 2015, the contingent tax liabilities amount to R$21 (R$20 as at December 31, 2014).

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

23.    Provision for risks – Continued

23.3.Tax – Continued

Others

Provisions for contingent tax liabilities were recorded as a result of the business combination with Via Varejo, as required by CPC 15 (IFRS 3). As at March 31, 2015, the recorded amount related to contingent tax liabilities is R$88 (R$87 as at December 31, 2014). .

These accrued claims refer to administrative proceedings related to the offset of tax debts against credits from the contribution levied on coffee exports.

Contingency Bartira

In line with the business combination of Bartira in 2013 (details are provided in note 15 to the 2013 financial statements), contingent tax liabilities were assessed at fair value, as required by CPC 15 (IFRS 3R), the assessment of which differs from CPC 25 (IAS 37), the standard used for the assessment of other contingencies. The main matter refers to possible failure in supporting documentation of transactions, totaling R$106 in income tax, social contribution, PIS, COFINS and ICMS, and total contingent liabilities amount to R$118 (tax R$106 and labor R$12).

REFIS (tax debt refinancing program)

Law 12,996/2014 amended by Provisional Act - MP 651, introduced interest and penalties reduction benefits for cash payments and payments in installments of federal debts. The Company considered an appropriate procedure to enroll in the REFIS program to settle part of its debts, utilizing also part of the tax losses for payment of the debt balance.

23.4.Labor

The Company and subsidiaries are parties to various labor lawsuits mainly due to termination of employees in the ordinary course of business. At March 31, 2015, the Company recorded a provision amount of R$541 (R$521 as at December 31, 2014) related to the potential risk of loss on these lawsuits. Management, with the assistance of its legal counsel, assesses these claims recording a provision for losses when reasonably estimable, based on past experiences in relation to the amounts claimed. Labor lawsuits are indexed to the benchmark interest rate (“TR”), 0.23% as at March 31, 2015 (0.86% as at December 31, 2014) plus monthly interest of 1%.

23.5.Civil and others

The Company and its subsidiaries are parties to civil lawsuits at several court levels (indemnities and collections, among others) and at different courts. The Company’s management records provisions in amounts considered sufficient to cover unfavorable court decisions, when its legal counsel considers the loss as probable.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

23.    Provision for risks – Continued

23.5.Civil and others – Continued

Among these lawsuits, we point out the following:

•      The Company and its subsidiaries are parties to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company recognizes a provision for the difference between the amount originally paid by the stores and the amounts pleaded by the adverse party (owner of the property) in the lawsuit, when internal and external legal counsel consider that it is probable that the rent amount will be changed by the entity. As at March 31, 2015, the amount accrued for these lawsuits is R$45 (R$55 as at December 31, 2014), for which there are no escrow deposits.

•The subsidiary Via Varejo is a party to lawsuits involving consumer relationship rights (civil actions and assessments from PROCON) and lawsuits involving contracts terminated with suppliers and the amount claimed in these lawsuits totals R$88 as at March 31, 2015 (R$86 as at December 31, 2014).

Total civil lawsuits and others as at March 31, 2015 amount to R$232 (R$234 as at December 31, 2014).

23.6.Other non-accrued contingent liabilities

The Company has other litigations which have been analyzed by the legal counsel and considered as possible, not probable, loss, and which therefore have not been accrued, amounting to R$9,485 as at March 31, 2015 (R$8,552 as at December 31, 2014), related mainly to:

•       INSS (Social Security Contribution) – GPA was assessed for non-levy of payroll charges on benefits granted to its employees, among other matters, for which possible loss amounts to R$389 as at March 31, 2015 (R$318 as at December 31, 2014). The lawsuits are under administrative and court discussions.

•       IRPJ, withholding income tax - IRRF, CSLL, tax on financial transactions - IOF, withholding income tax on net income, ILL – GPA has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions, payment divergences and overpayments; fine for failure to comply with accessory obligations, among other less significant taxes. The lawsuits await administrative and court ruling. The amount involved is R$ 1,404 as at March 31, 2015 (R$1,368 as at December 31, 2014).

Among those claims, there are some related to challenges of differences in the payment of income tax, supposedly due under the allegation that there was undue deduction of goodwill amortization resulting from transactions between shareholders Casino and Abilio Diniz in relation to years 2007-2011. The amount involved (and included in the paragraph above) is R$ 711 as at March 31, 2015 (R$ 692 as at December 31, 2014), partly classified as possible loss and partly classified as remote loss.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

23.    Provision for risks – Continued

23.6.Other non-accrued contingent liabilities – Continued

•       COFINS, PIS, provisional contribution on financial transactions – CPMF and IPI – the Company has been challenged about offsets of COFINS and PIS against IPI credits – inputs subject to zero rate or exempt – acquired from third parties with a final and unappealable decision, other requests for offset, collection of taxes on soybean export operations, tax payment divergences and overpayments; fine for failure to comply with accessory obligations, disallowance of COFINS and PIS credits on one-phase products, among other less significant taxes. These lawsuits await decision at the administrative and court levels. The amount involved in these assessments is R$1,439 as at March 31, 2015 (R$921 as at December 31, 2014).

•       ICMS – GPA received tax assessment notices by the State tax authorities regarding: (i) utilization of electric energy credits; (ii) purchases from suppliers considered not qualified in the State Finance Departmetn registry; (iii) refund of tax replacement without proper compliance with accessory obligations introduced by CAT Administrative Rule 17 of the State of São Paulo; (iv) resulting from sale of extended warranty, (v) resulting from financed sales; and (viii) among other matters. The total amount of these assessments is R$5,343 as at March 31, 2015 (R$5,087 as at December 31, 2014), which await a final decision at the administrative and court levels.

•          Municipal service tax - ISS, Municipal Real Estate Tax (“IPTU”), Fees, and others – these refer to assessments on withholdings of third parties, IPTU payment divergences, fines for failure to comply with accessory obligations and sundry taxes, in the amount of R$383 as at March 31, 2015 (R$353 as at December 31, 2014), which await decision at the administrative and court levels.

•          Other litigations – these refer to administrative proceedings and lawsuits in which the Company pleads the renewal of rental agreements and setting of rents according to market values and actions in the civil court, special civil court, Consumer Protection Agency  - PROCON (in many States), Institute of Weights and Measure - IPEM, National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, amounting to R$527 as at March 31, 2015 (R$505 as at December 31, 2014).

The Company engages external attorneys to represent it in the tax assessments received, whose fees are contingent upon a percentage to be applied to the amount of success in the final outcome of these lawsuits. This percentage may vary according to qualitative and quantitative factors of each claim, and as at March 31, 2015 the estimated amount, in case of success in all lawsuits, is approximately R$142 (R$122 as at December 31,2014).

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

23.    Provision for risks – Continued

23.7.Restricted deposits for legal proceedings

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court restricted deposits in the corresponding amounts, as well as escrow  deposits related to the provision for legal proceedings.

The Company has recorded restricted deposits in assets.

	Parent Company		Consolidated
	3.31.2015	12.31.2014	3.31.2015	12.31.2014

Tax	66	61	171	163
Labor	335	332	630	618
Civil and others	29	27	79	76
Total	430	420	880	857

23.8.Guarantees given to support lawsuits

Lawsuits	Real estate	Equipment	Letter of guarantee	Total

Tax	846	-	6,509	7,355
Labor	7	3	54	64
Civil and others	-	1	1,203	1,204
Total	853	4	7,766	8,623

The cost of guarantees is approximately 0.81% per year of the amount of the lawsuits and is recorded as expense.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

24.    Leasing transactions

24.1.     Operating lease

(i)        Non-cancelable minimum payments

Consolidated
3.31.2015

Minimum rental payment:
Up to 1 year	20
1 to 5 years	80
Over 5 years	62
162

Refer to non-cancellable rental agreements through the due dates. The operating leasing agreements vary from 5 to 20 years and the table above presents the non-cancelable agreements. There are other operating lease agreements that GPA management considers as cancelable, recording the related expenses in the statement of income. The total expense recorded as “noncontingent payments” related to operating lease agreements is presented in item (iii) below.

(ii)       Minimum rental payments on the agreement termination date

The Company analized and concluded that the rental agreements are cancelable over their duration. In case of termination, minimum payments will be due as a termination fee, which can vary from 1 to 12 months of rental or a fixed percentage of the contractual balance.

	Parent Company	Consolidated
	3.31.2015	3.31.2015
Minimum rental payments
Minimum payments on the termination date	248	713
Total	248	713

(iii)       Contingent payments

Management considers the payment of additional rents as contingent payments, which vary between 0.5% and 2.5% of sales.

	Parent Company		Consolidated
Expenses (income) for the period:	3.31.2015	3.31.2014	3.31.2015	3.31.2014
Contingent payments	89	91	164	143
Noncontingent payments	43	35	254	231
Subleases (*)	(28)	(37)	(37)	(48)

(*) Refers to lease agreements receivable from commercial shopping malls.

(iv)      Clauses with renewal or adjustment option

The lease term varies between 5 and 25 years and the agreements may be renewed according to the Rental Law 12,122/10. The agreements are periodically adjusted based on inflation indices.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

24.    Leasing transactions – Continued

24.2.  Finance lease

Finance lease agreements amounted to R$313 as at March 31, 2015 (R$323 as at December 31, 2014), as shown Iin the table below:

	Parent Company		Consolidated
	3.31.2015	12.31.2014	3.31.2015	12.31.2014
Finance lease liability –minimum rental payments:
Up to 1 year	26	25	34	34
1 - 5 years	82	87	130	133
Over 5 years	43	44	92	96
Present value of finance lease agreements	151	156	256	263

Future finance charges	15	15	57	60
Gross amount of finance lease agreements	166	171	313	323

25.    Deferred revenue

The Company and its subsidiary Via Varejo received in advance amounts from business partners on exclusivity in the intermediation of additional or extended warranties services, and the subsidiary Barcelona received in advance amounts for the rental of back lights for exhibition of products from its suppliers.

	Parent Company		Consolidated
	3.31.2015	12.31.2014	3.31.2015	12.31.2014
			Restated	Restated
Additional or extended warranties	31	48	820	859
Bradesco agreement	-	-	23	25
Barter agreement	-	-	82	70
Investment in media	26	21	51	48
Back lights	-	-	20	28
Spread BCA - Customers base exclusivity (5 years)	-	-	9	10
Tax credit research	-	-	2	2
Others	-	-	4	4
	57	69	1,011	1,046

Current	26	4	234	212
Noncurrent	31	65	777	834

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

26.    Shareholders’ equity

The detailed information on shareholders’ equity was presented in the annual financial statements for  2014, in note 26.

26.1.Capital stock

The subscribed and paid-up capital as at March 31, 2015 is represented by 265,315 (265,283 as at December 31, 2014) in thousands of registered shares with no par value, of which 99,680 in thousands of common shares as at March 31,2015 (99,680 as at December 31, 2014) and 165,635 in thousands of preferred shares as at March 31, 2015 (165,603 as at December 31, 2014).

The Company is authorized to increase its capital stock up to the limit of 400,000 (in thousands of shares), regardless of any amendment to the Company’s Bylaws, upon resolution of the Board of Directors, which will establish the issue conditions.

At the Board of Directors’ Meetings held on February 12, 2015 and March 20, 2015, the capital was increased by R$1 through  the issue of 32(in thousands of shares) preferred shares.

26.2.Stock option plan for preferred shares

Information on the stock option plans is summarized below:

		Price				Lot of shares
Series granted	Grant date	1st date of exercise	2nd date of exercise and expiration	At the grant date	End of the year	Number of shares granted (in thousands	Exercised	Not exercised by dismissal	Total in effect
Balance at December 31, 2014
Series A4 - Gold	5/24/2010	5/31/2013	5/31/2014	0.01	0.01	514	(512)	(2)	-
Series A4 - Silver	5/24/2010	5/31/2013	5/31/2014	46.49	46.49	182	(181)	(1)	-
Series A5 - Gold	5/31/2011	5/31/2014	5/31/2015	0.01	0.01	299	(282)	(14)	3
Series A5 - Silver	5/31/2011	5/31/2014	5/31/2015	54.69	54.69	299	(282)	(14)	3
Series A6 - Gold	3/15/2012	3/31/2015	3/31/2016	0.01	0.01	526	(329)	(32)	165
Series A6 - Silver	3/15/2012	3/31/2015	3/31/2016	64.13	64.13	526	(329)	(32)	165
Series A7 - Gold	3/15/2013	3/31/2016	3/31/2017	0.01	0.01	358	(137)	(27)	194
Series A7 - Silver	3/15/2013	3/31/2016	3/31/2017	80	80	358	(137)	(27)	194
Series B1	5/30/2014	5/30/2017	11/30/2017	0.01	0.01	239	(5)	(32)	202
Series C1	5/30/2014	5/30/2017	11/30/2017	83.22	83.22	239	(6)	(31)	202
						3,540	(2,200)	(212)	1,128

		Price				Lot of shares
Series granted	Grant date	1st date of exercise	2nd date of exercise and expiration	At the grant date	End of the year	Number of shares granted (in thousands	Exercised	Not exercised by dismissal	Total in effect
Balance at March 31, 2015
Series A5 - Gold	5/31/2011	5/31/2014	5/31/2015	0.01	0.01	299	(282)	(14)	3
Series A5 - Silver	5/31/2011	5/31/2014	5/31/2015	54.69	54.69	299	(282)	(14)	3
Series A6 - Gold	3/15/2012	3/31/2015	3/31/2016	0.01	0.01	526	(336)	(33)	157
Series A6 - Silver	3/15/2012	3/31/2015	3/31/2016	64.13	64.13	526	(336)	(33)	157
Series A7 - Gold	3/15/2013	3/31/2016	3/31/2017	0.01	0.01	358	(144)	(29)	185
Series A7 - Silver	3/15/2013	3/31/2016	3/31/2017	80	80	358	(144)	(29)	185
Series B1	5/30/2014	5/30/2017	11/30/2017	0.01	0.01	239	(7)	(40)	192
Series C1	5/30/2014	5/30/2017	11/30/2017	83.22	83.22	239	(8)	(40)	191
						2,844	(1,539)	(232)	1,073

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

26.    Shareholders’ equity - Continued

26.2.Stock option plan for preferred shares - Continued

Below is the maximum percentage of dilution to which current shareholders will be subject in case stock options granted are exercised up to 2015:

	3.31.2015	12.31.2014

Number of shares	265,315	265,283
Balance of effective stock options granted	1,073	1,128
Maximum percentage of dilution	0.40%	0.43%

The fair value of each option granted is estimated at the granting date using the “Black&Scholes” pricing model, taking into account the following assumptions for series B1 and C1: (a) expected dividends of 0.96%, (b) expected volatility of approximately 22.09% and (c) the risk-free weighted average interest rate of 11.70%. The expected remaining average life of the series outstanding as at March 31, 2015 was 1.28 year (1.52 year as at December 31, 2014).

The weighted average fair value of options granted as at March 31, 2015 was R$69.67 (R$69.71 as at December 31, 2014).

	Shares	Weighted average of exercise price	Weighted average of remaining contractual term	Intrinsic value added

At December 31, 2014
Granted during the year	477	41.61
Canceled during the year	(99)	39.92
Exercised during the year	(830)	32.76
Outstanding at the end of the year	1,128	38.16	1.52	66,905
Total to be exercised at December 31, 2014	1,128	38.16	1.52	66,905

At March 31, 2015
Granted during the period		41.61
Canceled during the period	(23)	40.31
Exercised during the period	(32)	37.25
Outstanding at the end of the period	1,073	38.15	1.29	61,141
Total to be exercised at March 31, 2015	1,073	38.15	1.29	61,141

As at March 31, 2015 there were options to be exercised in Series A5.

The amounts recorded in the statement of income, Parent Company and Consolidated, as at March 31, 2015 were R$4 (R$18 as at March 31, 2014).

26.3.Cumulative other comprehensive income

Refers to the cumulative effect of exchange gains and losses on the translation of assets, liabilities and profit (loss) in Brazilian reais, corresponding to the investment of GPA in subsidiary CDiscount. The effect in the Parent Company was R$6 and R$10 for non-controlling interests.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

27.    Net sales of goods and/or services

	Parent Company		Consolidated
	3.31.2015	3.31.2014	3.31.2015	3.31.2014
Gross sales			Restated	Restated
Goods	6,010	5,910	18,860	16,355
Services rendered	63	31	534	373
Financial services	-	-	365	343
Sales returns and cancelations	(104)	(94)	(586)	(499)
	5,969	5,847	19,173	16,572
Taxes	(455)	(447)	(1,959)	(1,619)
		-		-
Net sales	5,514	5,400	17,214	14,953

28.    Expenses by nature

	Parent Company		Consolidated
	3.31.2015	3.31.2014	3.31.2015	3.31.2014
			Restated	Restated
Cost of inventories	(3,881)	(3,826)	(12,618)	(10,694)
Personnel expenses	(645)	(636)	(1,702)	(1,670)
Outsourced services	(79)	(96)	(549)	(525)
Functional expenses	(321)	(294)	(698)	(604)
Selling expenses	(160)	(92)	(548)	(414)
Other expenses	(58)	(17)	(143)	(91)
	(5,144)	(4,961)	(16,258)	(13,998)

Cost of goods and/or services sold	(4,072)	(3,973)	(13,076)	(11,266)
Selling expenses	(943)	(852)	(2,721)	(2,384)
General and administrative expenses	(129)	(136)	(461)	(348)
	(5,144)	(4,961)	(16,258)	(13,998)

29.    Other operating income (expenses), net

	Parent Company		Consolidated
	3.31.2015	3.31.2014	3.31.2015	3.31.2014

Loss (gain) on disposal of fixed assets	(3)	(1)	(15)	(1)
Integration/restructuring expenses	(9)	(25)	(24)	(25)
Indemnified amounts	(22)	(4)	(22)	(4)
Others	8	(1)	(7)	2
	(26)	(31)	(68)	(28)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

30.    Financial income (expenses), net

	Parent Company		Consolidated
	3.31.2015	3.31.2014	3.31.2015	3.31.2014
Financial expenses:			Restated
Cost of debt	(159)	(114)	(287)	(236)
Cost of sales of receivables	(15)	(25)	(91)	(183)
Monetary loss	(34)	(35)	(60)	(59)
Other financial expenses	(32)	(22)	(60)	(40)
Total financial expenses	(240)	(196)	(498)	(518)

Financial income:
Income from cash and cash equivalents	31	31	105	110
Monetary gain	40	29	87	67
Other financial income	1	1	24	2
Total financial income	72	61	216	179

Total	(168)	(135)	(282)	(339)

The hedge effects in the three-month periods ended March 31, 2015 and  2014 are disclosed in Note 19(a).

31.    Earnings per share

The information on earnings per share was presented in the annual financial statements for 2014, in note 31.

The table below presents the determination of net income available to holders of common and preferred shares and the weighted average number of common and preferred shares outstanding used to calculate basic and diluted earnings per share in each reporting period:

	3.31.2015			3.31.2014
	Preferred	Common	Total	Preferred	Common	Total
	Restated			Restated
Basic numerator
Net income allocated	124	68	192	123	68	191
Net income allocated available to holders of common and preferred shares	124	68	192	123	68	191

Basic denominator (millions of shares)
Weighted average number of shares	165	100	265	165	100	265

Basic earnings per millions shares (R$)	0.74978	0.68161		0.74595	0.67813

Diluted numerator
Net income allocated available to holders of common and preferred shares	124	68	192	123	68	191
	124	68	192	123	68	191

Diluted denominator
Weighted average number of shares (in millions).	165	100	265	165	100	265
Diluted weighted average number of shares (in millions)	165	100	265	165	100	265
Diluted earnings per millions shares (R$)	0.74796	0.68106		0.74418	0.67813

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

32.    Benefit plan

32.1.Pension plan

In France, an industry-specific agreement between employers and employees determines the payment of allowances to employees at the date of retirement depending on the years of service rendered and their salary at the age of retirement.

Main assumptions used in determining defined benefit obligations:

Cdiscount
2015
Discount rate	3.90%
Expected rate of future salary increase	3.00%
Retirement age	64

The discount rate is determined by reference to the Bloomberg 15-year AA corporate composite index.

Reconciliation of obligations in the balance sheet

Cdiscount
2015
At December 31, 2014	7
Cost for the period	1
At March 31, 2015	8

32.2.Defined contribution plan

In July 2007, the Company established a supplementary defined contribution private pension plan on behalf of its employees to be managed by the financial institution BrasilPrev Seguros e Previdência S.A. The Company pays monthly contributions on behalf of its employees, and the amount paid for the three-month period ended March 31, 2015 is R$1 (R$1 as at March 31, 2014), and employees contribution is R$1(R$1 as at December 31, 2014). The plan had 904 participants as at March 31, 2015 (1,013 as at March 31, 2014).

33.    Insurance coverage

The insurance coverage as at March 31, 2015 is summarized as follows:

		Parent Company	Consolidated
Insured assets	Covered risks	Amount insured	Amount insured

Property and equipment and inventories	Assigning profit	8,603	22,080
Profit	Loss of profits	4,507	8,628
Cars and others (*)	Damages	409	620

The Company maintains specific policies for civil liability and directors and officers liability amounting to R$362.

(*)     The value reported above does not include coverage of the hooves, which are insured by the value of 100% of the Foundation Institute of Economic Research – FIPE table.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

34.    Segment information

The information on segments was presented in the annual financial statements for 2014, in note 34.

Management considers the following segments:

•       Retail – includes the banners “Pão de Açúcar”, “Minuto Pão de Açúcar”, “Extra Hiper”, “Extra Supermercado”, “Mini-mercado Extra”, “Posto Extra”, “Drogaria Extra” and “GPA Malls & Properties”.

•       Home appliances – includes the banners “Ponto Frio” and “Casas Bahia”.

•       Cash & Carry – includes the brand “ASSAÍ”.

•       E-commerce includes the “sites” www.pontofrio.com.br; www.extra.com.br; www.casasbahia.com.br; www.barateiro.com.br, www.partiuviagens.com.br and www.cdiscount.com.br.

Information on the Company’s segments as at March 31 is included in the table below:

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

34.    Segment information – Continued

Description	Retail		Cash & Carry		Home appliances		E-commerce		Total (**)		Eliminations(*)		Total (**)
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Net sales	6,605	6,428	2,312	1,831	5,388	5,448	2,926	1,252	17,231	14,959	(17)	(6)	17,214	14,953
Gross profit	1,786	1,725	314	243	1,778	1,677	260	44	4,138	3,689	-	(2)	4,138	3,687
Depreciation and amortization	(143)	(136)	(22)	(18)	(42)	(34)	(22)	(3)	(229)	(191)	-	-	(229)	(191)
Share of profit of subsidiaries and associates	21	15	-	-	7	7	-	-	28	22	-	-	28	22
Operating profit	284	334	46	34	491	450	(134)	(60)	687	758	-	-	687	758
Financial expenses	(253)	(217)	(24)	(17)	(154)	(241)	(75)	(53)	(506)	(528)	8	10	(498)	(518)
Financial income	103	97	3	5	66	81	52	6	224	189	(8)	(10)	216	179
Profit(loss) before income tax and social contribution	134	214	25	22	403	290	(157)	(107)	405	419	-	-	405	419
Income tax and social contribution	(32)	(57)	(9)	(8)	(134)	(101)	22	11	(153)	(155)	-	-	(153)	(155)
Net income for the period	102	157	16	14	269	189	(135)	(96)	252	264	-	-	252	264

Current assets	6,916	8,062	1,465	1,709	9,125	10,366	3,788	3,980	21,294	24,117	(97)	(96)	21,197	24,021
Noncurrent assets	13,894	13,691	1,553	1,492	5,402	5,283	1,568	1,463	22,417	21,929	(646)	(605)	21,771	21,324
Current liabilities	6,853	8,026	1,274	1,832	8,407	9,716	5,165	5,106	21,699	24,680	(737)	(699)	20,962	23,981
Noncurrent liabilities	5,409	5,314	594	235	1,524	1,571	56	52	7,583	7,172	(6)	(2)	7,577	7,170
Shareholders’ equity	8,548	8,413	1,150	1,134	4,596	4,362	135	285	14,429	14,194	-	-	14,429	14,194

 (*)   The eliminations consist of intercompany balances. (**) The balances for the e-commerce were restated for 3.31.2014 and 3.31.2015

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, unless otherwise stated)

34.    Segment information – Continued

	Brazil								International
Description	Retail		Cash & Carry		Home appliances		E-commerce		E-commerce		Total (**)		Eliminations (*)		Total (**)
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014

Net sales	6,605	6,428	2,312	1,831	5,388	5,448	1,584	1,252	1,343	-	17,231	14,959	(18)	(6)	17,214	14,953

Current assets	6,916	8,062	1,465	1,709	9,125	10,366	1,610	1,630	2,178	2,350	21,294	24,117	(97)	(96)	21,197	24,021
Noncurrent assets	13,894	13,691	1,553	1,492	5,402	5,283	836	808	732	655	22,417	21,929	(646)	(605)	21,771	21,324
Current liabilities	6,853	8,026	1,274	1,832	8,407	9,716	2,660	2,608	2,505	2,498	21,699	24,680	(737)	(699)	20,962	23,981
Noncurrent liabilities	5,409	5,314	594	235	1,524	1,571	18	17	38	35	7,583	7,172	(6)	(2)	7,577	7,170
Shareholders’ equity	8,548	8,413	1,150	1,134	4,596	4,362	(232)	(187)	367	472	14,429	14,194	-	-	14,429	14,194

(*)    The eliminations consist of intercompany balances. (**) The balances for the e-commerce were restated for 3.31.2014 and 3.31.2015

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, except when otherwise stated)

34.    Segment information – Continued

Company general information

The Company and its subsidiaries operate primarily as a retailer of food, clothing, home appliances and other products. Total revenues are composed of the following types of products:

	3.31.2015	3.31.2014
		Restated
Food	52.0%	55.2%
Nonfood	48.0%	44.8%
Total sales	100.0%	100.0%

As at March 31, 2015, capital expenditures were as follows:

	3.31.2015	3.31.2014
		Restated
Food	368	200
Nonfood	141	72
Total capital expenditures	509	272

35.    Events after the reporting period

35.1.  Dividends of 2014

The Annual and Extraordinary Shareholders’ Meeting (AGOE) held at April 24, 2015, the shareholders approved the porposal os the Board of Directors’, which had proposed the dividends payment for the fiscal year ended in December 31, 2014, in the amount of R$302, which corresponds to R$ R$1,070505415 per common share and R$1,177555957 per preferred share.

Excetuadas as antecipações trimestrais já pagas durante 2014, a Companhia pagará em até 60 dias a partir de 25 de abril de 2015, data da realização da AGOE, o valor de R$194 que corresponde à parcela remanescente de dividendos referente ao ano de 2014. Este valor corresponde a R$0,6889912644 por ação ordinária e R$0,7578903909 por ação preferencial. Terão direito os detentores de ações em circulação na data-base de 24 de abril de 2014. A partir do dia 25 de abril de 2015, as ações passaram a ser negociadas sem direito aos dividendos (“ex- direito”) até a data do seu pagamento, a ser anunciado oportunamente.

35.2.  Anticipated dividends

The Board of Directors’ meeting held at May 7, 2015 approved the payment of anticipated dividends in the total amount of R$38, of which R$0.15 per preferred share and R$0.136365 per common share.

The dividends will be paid at May 28, 2015. All the shares shall be entitled to dividends on May 18, 2015 base date. As of May 19, 2015, the shares shall be negotiated “ex-rights” to the dividends payment date.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, except when otherwise stated)

35.      Events after report period – Continued

35.3.  Capital stock

At the Board of Director’s meeting held at May 7, 2015 the capital was increased by R$ 12, by means of the issue of 347 thousands of preferred shares.

35.4.  Merger of subsidiaries

a)      Sé

The Extraordinary Shareholders’ Meeting held on December 22, 2015 approved the incorporation of subsidiary Sé Supermercados Ltda (“Sé”) by the Company, in order to unify these companies’ activities and management. This merge will result in substantial administrative, economic and financial benefits.

Since it is a fully consolidated subsidiary merger there is no impact in the consolidated financial statements neither in individual statement of profit or loss.

b)      Nova Holding

The Extraordinary Shareholders’ Meeting held on December 22, 2015 approved the incorporation of Nova Holding subsidiary by the Company, in order to unify these companies’ activities and management. This merge will result in substantial administrative, economic and financial benefits and optimizing corporate group’s structure.

Since it is a fully consolidated subsidiary merger there is no impact in the consolidated financial statements neither in individual statement of profit or loss.

c)     Corporate restructuring Barcelona and Sendas

On April 27, 2016, was approved in Ordinary and Extraordinary Shareholders´ Meeting of CBD, the part of incorporation of the net assets of Sendas Distribuidora. The steps of this reorganization were preceded by the following corporate actions: (i) redemption Barcelona subsidiary shares held by subsidiary Novasoc; (ii) incorporation of the same date in Sendas Distribuidora of completeness net assets of the Barcelona subsidiary, which was consequently terminated; and (iii) spin-off of part of Sendas Distribuidora collection, also of the same date, with the consequent merger of the spun-off by CBD. As a result of this reorganization, there was no effect on the consolidated interim financial statements of the Company.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, except when otherwise stated)

35.    Events after report period – Continued

35.5.  Arbitration Morzan

On August 14, 2015, CBD and its controlling shareholder Wilkes were jointly convicted by International Court of Arbitration - ICA, to indemnify Morzan Empreendimentos e Participações Ltda. (“Morzan”). Such decision was amended on January 27, 2016 with no significant changes.

The account payable in the amount of R$233, including legal fees, was fully settled in April 1, 2016.

On October 25, 2016 the Securities Registration Office (“SRE”) of the Brazilian Securities Commission (“CVM”) ordered the Company to “pay the additional value equivalent to 80% of the value effectively paid to Morzan(…) to the other shareholders of Globex Utilidades S.A. who adhered to the Share Purchase Agreement which culminated in the sale of the Company’s control or chose, in the context of its MTO, the mixed payment option, as defined” in the notice of the mandatory tender offer launched by the Company on January 4, 2010. On a preliminary analysis, the Notice’s order would imply the obligation to carry out a payment of approximately R$ 150. The Company in conjunction with its consultants analyzed the terms of the Notice and is convinced that the Arbitral Award does not have the effects attributed by SRE, and for this reason it will submit an appeal to CVM’s Board of Commissioners, with request of suspensive effect, with view to alter the order set forth in the Notice.

35.6.  Notices from CVM to GPA and subsidiary Via Varejo

On February 18, 2016, the subsidiary Via Varejo received a notice from CVM, the notice number 18/2016-CVM/SEP/GEA-5 showing the understanding of the Department of Relationship with Companies – SEP in relation to certain accounting entries related to corporate transactions at the level of Via Varejo in 2013. Due to the disclosed effects in its financial statementes the Company received the notice number 19/2016-CVM /SEP/GEA-5.

CVM notified its understanding which is different from the applied by Via Varejo in financial statements of that year, in relation to (a) revaluation of participation previously held in the sale of interest of Nova Pontocom to the Company (This tansaction has no effect in the consolidated financial statements); and (b) accounting treatment of the control acquisition of Movéis Bartira, by the acquisition of additional 75% interest. In the case of the Company, CVM noticed its understanding related to item (b) above mentioned.

Via Varejo presented an appeal to CVM collegiate requesting suspensive effect in the terms of Deliberation 463, however decided for a restatement of item (i) from CVM notice in its subsidiary Via Varejo, which has no effects in the Company’s consolidated financial statements or interim financial information.  Via Varejo and the Company awaits for a collegiate decision about the presented arguments for the item (ii), related to effects in acquisition of Indústria de Móveis Bartira. Until this date, there are no effects recorded in the financial statements neither in the interim financial information of the Company or its Subsidiaries related to the requested by CVM notice about acquisition of Bartira.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, except when otherwise stated)

35.     Events after report period – Continued

35.7.  Promissory note emission

The Board of Directors’ meeting held on December 17, approved the 1st issuance of promissory notes, for public distribution, in the total the amount of R$500. There were 10 promissory notes, amounting R$50 each unit.

The Board of Directors’ meeting held on July 14, approved the 2nd issuance of promissory notes, for public distribution, in the total the amount of R$500. There were 200 promissory notes, amounting R$2.5 each unit. The resources are used to strengthen Company’s working capital.

35.8.  Association Via Varejo and Cnova Brazil

On May 12th, 2016, the subsidiary Via Varejo signed a non-binding memo of understanding (“MoU”) with its subsidiary Cnova N.V., over the corporate reorganization involving Cnova Brasil and Via Varejo itself. The Board of directors of Via Varejo established a Special committee, composed of three members of the Board of directors, to overview the process and determine the terms and conditions of the proposal.

At the Shareholders´ Meeting held on September 12, 2016, Via Varejo’s non-controlling shareholders, holders of preferred and common shares, approved the reorganization proposal for the integration of the businesses of electronic commerce operated by Cnova Brasil into Via Varejo´s business, as recommended by the Special committee of Via Varejo´s board of directors.

After the approval by the parties, Cnova Brasil shall incorporate VV Dutchco. To eliminate the reciprocal interest resulting from the exchange of shares between Cnova Brasil and Cnova NV., Cnova Brasil will receive part of the its shares held by Cnova NV, through the return of capital. The remaining shares will be purchased by Cnova Brasil, resulting in Cnova Brasil to be whole subsidiary of Via Varejo. According to the loan terms and conditions between Cnova Brasil and Cnova NV (valued at approximately R$160 million at the end of September 2016), such event will result in prepayment obligation of such loans, which should be paid to Cnova N.V. by Via Varejo.

The reorganization was approved by the boards of CBD, Casino, Via Varejo and Cnova N.V and is awaiting legal procedures. With the conclusion of the transaction Cnova Brasil will be a whole subsidiary of Via Varejo, which will no longer have interest in Cnova N.V. Consequently, GPA will also no longer have majority voting on Cnova N.V., and will no longer consolidate subsidiaries which represents the e-commerce segment abroad.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, except when otherwise stated)

36.     Events after report period – Continued

35.9.  Class action Cnova

The subsidiary Cnova, certain of its current and former officers and directors, and the underwriters of Cnova’s initial public offering, or IPO, have been named as defendants in a securities class action lawsuit in the United States Federal District Court for the Southern District of New York asserting claims related to the subject matter of the internal review, concluded on July 22, 2016, conducted by the Company and its subsidiary Cnova and its advisors, as per note 1.1. As a result, Cnova may incur expenses, including, without limitation, substantial attorneys’ fees and other professional advisor fees and obligations to indemnify certain current and former officers or directors and the underwriters of Cnova’s initial public offering who are or may become parties to or involved in such matters. The Company and its subsidiary Cnova are still unable, at this time, to predict the extent of potential liability in these matters, including what, if any, parallel action the SEC might take as a result of facts or the findings of the internal review conducted by GPA, its subsidiary Cnova and their consultants hired by Cnova’s Board of Directors.

35.10.      Debentures issuance

The Board of Directors’ meeting held on October 5,2016 approved the 13th issuance of simple debentures, non convertible into shares, unsecured, in a sole series, in the total amount of R$ 750, which may be increased up to R$ 1,012 yelding 97.5% of CDI , with maturity date in 3 years. These debentures shall be subject to private placement to Ares Serviços Imobiliários Ltda, which will transfer the rights to Ápice securitizadora S.A, who intends to acquire the debentures related to the Agribusiness Credit Rights to then back up the Agribusiness Receivables Certificate (CRA), which will be subject to public placement. The proceeds arising from the Debentures shall be exclusively used to purchase agricultural products, such as fruits, vegetables, dairy products, poultry and other animal proteins in natura directly from rural producers and/or rural cooperatives.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, except when otherwise stated)

Other information deemed as relevant by the Company.

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (Publicly-held company)					Shareholding at 3/31/2015 (In units)
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
WILKES PARTICIPAÇÕES S.A.	65,400,000	65.61%	-	0.00%	65,400,000	24.65%
SUDACO PARTICIPAÇÕES LTDA.	28,619,178	28.71%	-	0.00%	28,619,178	10.79%
CASINO GUICHARD PERRACHON *	5,600,052	5.62%	-	0.00%	5,600,052	2.11%
JEAN CHARLES NAOURI	-	0.00%	1	0.00%	1	0.00%
SEGISOR *	-	0.00%	13,460	0.01%	13,460	0.01%
KING LLC *	-	0.00%	852,000	0.51%	852,000	0.32%
PINCHER LLC *	-	0.00%	115,235	0.07%	115,235	0.04%
COFIDOL SAS *	-	0.00%	8,907,123	5.38%	8,907,123	3.36%
TREASURY SHARES	-	0.00%	232,586	0.14%	232,586	0.09%
OTHER	60,621	0.06%	155,514,844	93.89%	155,575,465	58.64%
TOTAL	99,679,851	100.00%	165,635,249	100.00%	265,315,100	100.00%
(*) Foreign Company

COMPANY’S CAPITAL STOCK DISTRIBUTION (COMPANY’S SHAREHOLDER). UP TO THE INDIVIDUAL LEVEL
WILKES PARTICIPAÇÕES S.A							Shareholding at 3/31/2015 (In units)
Shareholder/Quotaholder	Common Shares		Preferred Shares Class A		Preferred Shares Class B		Total
	Number	%	Number	%	Number	%	Number	%
SUDACO PARTICIPAÇÕES LTDA.	24,466,566	60.04%	24,650,000	100.00%	10,073,824	100.00%	59,190,390	78.43%
SEGISOR*	5,078,294	12.46%	-	0.00%	-	0.00%	5,078,294	6.73%
BENGAL LLC*	1,550,000	3.80%	-	0.00%	-	0.00%	1,550,000	2.05%
OREGON LLC*	1,550,000	3.80%	-	0.00%	-	0.00%	1,550,000	2.05%
PINCHER LLC*	1,434,765	3.52%	-	0.00%	-	0.00%	1,434,765	1.90%
GEANT*	4,894,544	12.01%	-	0.00%	-	0.00%	4,894,544	6.49%
TREASURY SHARES	1,775,831	4.36%	-	0.00%	-	0.00%	1,775,831	2.35%
TOTAL	40,750,000	100.00%	24,650,000	100.00%	10,073,824	100.00%	75,473,824	100.00%
(*) Foreign Company

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, except when otherwise stated)

Other information deemed as relevant by the Company.

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
SUDACO PARTICIPAÇÕES LTDA			Shareholding at 3/31/2015 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
PUMPIDO PARTICIPAÇÕES LTDA	3,585,804,572	85.62%	3,585,804,572	85.62%
GEANT INTERNATIONAL B.V.*	602,288,697	14.38%	602,288,697	14.38%
SPICE INVESTMENT 2000 S.A	1	0.00%	1	0.00%
TOTAL	4,188,093,270	100.00%	4,188,093,270	100.00%
(*) Foreign Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
PUMPIDO PARTICIPAÇÕES LTDA			Shareholding at 12/31/2014 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
SEGISOR*	3,633,544,693	100.00%	3,633,544,693	100.00%
SPICE INVESTMENT 2000 S/A	1	0.00%	1	0.00%
TOTAL	3,633,544,694	100.00%	3,633,544,694	100.00%
(*) Foreign Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
SPICE INVESTMENT 2000 S/A			Shareholding at 03/31/2015 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
SEGISOR*	998	99.70%	998	99.70%
Board of Directors	3	0.30%	3	0.30%
TOTAL	1,001	100.00%	1,001	100.00%
(*) Foreign Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
SEGISOR			Shareholding at 03/31/2015 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
CASINO GUICHARD PERRACHON (*)	937,121,094	100.00%	937,121,094	100.00%
TOTAL	937,121,094	100.00%	937,121,094	100.00%
(*) Foreign Company

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2015

(In millions of Brazilian reais, except when otherwise stated)

Other information deemed as relevant by the Company.

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding at 3/31/2015
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Controlling parties	99,619,230	99.94%		0.00%	99,619,230	37.55%

Management
Board of Directors	-	0.00%	2	0.00%	2	0.00%
Board of Executive Officers	-	0.00%	18,029	0.01%	18,029	0.01%

Treasury Shares	-	0.00%	232,586	0.14%	232,586	0.09%

Other Shareholders	60,621	0.06%	165,384,632	99.85%	165,445,253	62.36%

Total	99,679,851	100.00%	165,635,249	100.00%	265,315,100	100.00%

Outstanding Shares	60,621	0.06%	165,384,632	99.85%	165,445,253	62.36%

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding at 3/31/2014
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Controlling parties	99,619,230	99.94%	4,887,818	2.96%	104,507,048	39.45%

Management
Board of Directors	-	0.00%	10	0.00%	10	0.00%
Board of Executive Officers	-	0.00%	135,604	0.08%	135,604	0.05%

Treasury Shares	-	0.00%	232,586	0.14%	232,586	0.09%

Other Shareholders	60,621	0.06%	159,987,554	96.82%	160,048,175	60.41%

Total	99,679,851	100.00%	165,243,572	100.00%	264,923,423	100.00%

Outstanding Shares	60,621	0.06%	159,987,554	96.82%	160,048,175	60.41%

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 8, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.